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Exhibit 99.1

Management's Discussion and Analysis
for the three months ended March 31, 2009

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of May 14, 2009, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim consolidated financial statements for the three months ended March 31, 2009 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2008 and the corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the quarter ended March 31, 2009, as well as our outlook.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2009	2008	Change	% Change(e)
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	591,169	331,784	259,385	78%
Sold(b)	590,511	356,864	233,647	65%
Attributable gold equivalent ounces(a)
Produced(b)	526,888	331,784	195,104	59%
Sold(b)	526,807	356,864	169,943	48%
Financial Highlights
Metal sales	$532.7	$330.2	$202.5	61%
Cost of sales(c)	$234.5	$168.3	$66.2	39%
Accretion and reclamation expense	$4.6	$4.2	$0.4	10%
Depreciation, depletion and amortization	$111.2	$37.8	$73.4	194%
Operating earnings	$140.6	$81.8	$58.8	72%
Net earnings	$76.5	$70.9	$5.6	8%
Basic earnings per share	$0.11	$0.12	$(0.01)	(8%	)
Diluted earnings per share	$0.11	$0.11	$—	nm
Cash flow from operating activities	$165.4	$76.3	$89.1	117%
Average realized gold price per ounce	$897	$929	$(32)	(3%	)
Consolidated cost of sales per equivalent ounce sold(d)	$397	$472	$(75)	(16%	)

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2009 was 72.08:1, compared with 52.57:1 for the first quarter of 2008.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Consolidated cost of sales per equivalent ounce sold is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.
(e)
"nm" means not meaningful.

Consolidated Financial Performance

First quarter 2009 vs. First quarter 2008

        Metal sales increased by 61% to $532.7 million in the first quarter compared with $330.2 million in the first quarter of 2008. Kinross recorded net income of $76.5 million, or $0.11 per share, for the first three months of 2009 compared with net income of $70.9 million or $0.12 per share for the same period in the prior year. Financial results for 2009 reflect higher gold equivalent ounces sold, as Kupol and Kettle River — Buckhorn began production in the second quarter and fourth quarter of 2008, respectively. Additionally, the results also reflect the impact from the Paracatu expansion, which came on-line during the fourth quarter of 2008. The gold sales price realized was $897 per ounce for the quarter largely in-line with the sales price realized of $929 per ounce in the same period of the prior year. Gold equivalent ounces sold were 590,511 compared with 356,864 in the first quarter of 2008, as a result of higher production.

        Cost of sales was $234.5 million, 39% higher than the same period in the prior year. Cost of sales was impacted by more gold equivalent ounces sold in the current year, partially offset by a weakening of the Russian rouble, Brazilian real and Chilean peso relative to the US dollar. Depreciation, depletion and amortization was $111.2 million, compared with $37.8 million in the first quarter of 2008, as in the first quarter of 2008, Kupol, Kettle River — Buckhorn and the Paracatu expansion were in development and not being depreciated.

        Operating earnings of $140.6 million were recorded in the first quarter of 2009, an increase of 72% compared with operating earnings of $81.8 million during the first three months of 2008 as the impact of higher revenues and lower costs per gold equivalent ounce sold were partially offset by higher depreciation.

        Earnings in 2009 were positively impacted by higher gold equivalent ounces sold, however, earnings were partially offset by higher depreciation, and higher interest expense for the quarter. Interest expense was higher as a portion of interest expense in 2008 was capitalized towards the development of Kupol, Kettle River — Buckhorn and the Paracatu expansion in 2008. In 2009, this interest was expensed.

        During the first quarter of 2009 operating cash flow provided from operating activities was $165.4 million, an increase of $89.1 million compared with $76.3 million in 2008. The increase in operating cash flows was primarily the result of higher operating earnings, offset to some extent by a build up of supplies inventory at Paracatu.

        Cost of sales per ounce declined by 16% compared with the first quarter of 2008, this was primarily due to a weakening of the Russian rouble, Brazilian real and Chilean peso compared with the US dollar and a decrease in the cost of energy and certain consumables.

2.     Impact of Key Economic Trends

        Kinross' 2008 annual MD&A contains a discussion of the key economic trends that affect the company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2008 MD&A.

Price of gold

        Gold is the largest single factor in determining profitability and cash flow from operations. During the first quarter of 2009, the average price of gold was $908 per ounce, with gold trading in a range of $810 to $989 per ounce based on the London PM Fix gold price. This compares to an average of $925 per ounce in the first quarter of 2008, with a low of $847 and a high of $1,011 per ounce. Kinross realized an average price per ounce of $897 per ounce compared with $929 in the same period of the prior year.

Foreign currencies

        The Company's non-US operations and exploration activities are carried out in Brazil, Chile, Ecuador and the Russian Federation, with a portion of the operating costs and capital expenditures denominated in the local currency. In the first quarter of 2009, the US dollar strengthened against the rouble, real and peso currencies compared with the first quarter of 2008.

Inflationary cost pressures

        The Company's profitability has been impacted by development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines. However, all operations experienced lower fuel costs during the first quarter of 2009 compared with the first quarter of 2008. During the first quarter of 2009 the West Texas Intermediate Crude price averaged $43 per barrel compared with $98 dollars per barrel in the same period of the prior year.

3.     Outlook

        The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

        Approximately 55%-60% of the Company's costs are denominated in U.S. dollars.

        A 10% change in foreign exchange could result in an approximate $5 impact on cost of sales per ounce.

        A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Operational Outlook

        Kinross expects to produce approximately 2.4 to 2.5 million gold equivalent ounces in 2009, an increase of approximately 32% over 2008 production. Cost of sales per gold equivalent ounce is expected to be approximately $390 to $420 for full-year 2009.

        On a by-product accounting basis, Kinross expects to produce 2.2 to 2.3 million ounces of gold and 12 to 12.5 million ounces of silver at an average cost of sales per gold ounce of $360 to $390.

        Capital expenditures for 2009 are expected to be approximately $475 million.

        Exploration and business development expenses for 2009 are forecast to be approximately $75.0 million, of which approximately $65.0 million will be allocated for exploration and corporate development, and $10.0 million for technical services and environment, health and safety.

        General and administrative expenses for 2009 are expected to be approximately $110.0 million.

4.     Developments

Investments in Harry Winston

        On March 31, 2009, Kinross closed its investment in the Diavik Diamond Mine and Harry Winston Diamond Corporation. Kinross has subscribed for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston's 40% joint venture interest in the Diavik Diamond Mine (therefore, a 9% indirect interest in the mine), for a gross subscription price of $127.9 million including transaction costs and subject to a working capital adjustment to be finalized in the second quarter of 2009. Upon closing, Kinross' interest in the cash held in the partnership was approximately $21.4 million. Kinross has also subscribed for 15.2 million treasury shares of Harry Winston at a price of $3.00 per share, representing approximately 19.9% of Harry Winston's issued equity following the transaction, for an investment of $46.3 million including transaction costs.

Acquisition of the remaining interest in Lobo-Marte

        On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc. As of January 7, 2009, the financial statements of Minera are being consolidated.

Project Updates

        The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Paracatu expansion

        The ramp-up in production at the Paracatu expansion is progressing, with continuous improvements in throughput and recovery as the process stabilizes at planned throughput levels. Mining operations are at full production. The SAG mill, crusher and flotation circuits are operating at expected levels of throughput. The focus is now on improving plant availability to design parameters, and on fine-tuning the plant to operate at the planned levels of production. Production is expected to be at design capacity by the end of the second quarter of 2009.

        In respect of the proposed new tailing dam at Paracatu, Kinross has already obtained the required environmental permit, and is continuing its efforts to obtain the necessary construction permit. In addition to seeking an agreement with Brazilian state and federal public attorneys to set aside injunctions they recently obtained to prevent the relevant state agency from proceeding with a hearing to grant the construction permit, Kinross appealed the injunctions. Kinross' appeal of the state injunction was successful and that injunction has now been set aside. Kinross expects to obtain a judicial decision on its appeal of the federal injunction in May 2009. State and federal authorities support the new tailing dam, and the state authorities have indicated they will appeal the federal injunction. As a back-up plan, Kinross has developed alternatives to the proposed new tailing dam, including expanding the current dam under the existing permits and an alternative dam location. Kinross will need to proceed with one of these alternatives in the current quarter if the construction permit is not obtained. For additional detail, please refer to the Company's recently filed 2008 year-end documents including the Annual Information Form and Management's Discussion and Analysis.

Fort Knox expansion

        With the onset of spring in Alaska, Kinross is gearing up construction activities on the heap leach project. Approximately 78% of the initial phase of the leach pad was completed during the 2008 construction season. The carbon-in-column circuit to recover gold from the pregnant solution from the heap leach operation will be completed and commissioned during the second quarter of 2009.

        Start-up of ore placement on the leach pads is scheduled for the third quarter of 2009, with first gold production in the fourth quarter. As previously disclosed, the Fort Knox project is expected to extend the life of the mine to 2018, and to double life-of-mine production to 2.9 million gold ounces.

        Fort Knox is undertaking an aggressive 29,000-metre drilling program in 2009 aimed at further expanding reserves and extending mine life, including drilling in support of a potential Phase 8 pit expansion.

Maricunga expansion

        The Maricunga mine has a significant mineral resource base consisting of 6.5 million ounces of proven and probable gold reserves and 2.3 million ounces of measured and indicated resources.(1) A scoping study carried out late last year at Maricunga indicated positive economics for an expansion aimed at doubling gold production. The Company has initiated a pre-feasibility study process, examining the advantages of building an additional plant to substantially increase crushing and leaching capacity, as well as increasing and optimizing throughput at the current plant. The study is expected to be completed by year-end 2009.

(1)
See Mineral Reserve and Mineral Resource tables and notes in Kinross' 2008 Annual Information Form.

Paracatu optimization

        A scoping evaluation is being carried out on improving throughput and recovery at Paracatu, including the option of adding a third ball mill. A third ball mill was considered in the original feasibility study for the expansion project and provision has been made in the plant design to locate this west of the present ball mills. The scoping evaluation is expected to be completed by year-end 2009.

Lobo-Marte

        The Lobo-Marte project in Chile contains indicated resources of 97,680,000 tonnes grading 1.72 g/t gold (approximately 5.4 million ounces of gold) and inferred resources of 9,250,000 tonnes grading 1.56 g/t gold (approximately 0.5 million ounces of gold) as at December 31, 2007(2). These resources include approximately 10 million tonnes of ore grading approximately 2.4 g/t, at surface near the Marte pit.

(2)
The resource estimates for Lobo-Marte are historical resource estimates as reported by Teck Cominco Ltd. as at December 31, 2007 (see page 75 of Teck Cominco's 2007 Annual Report).

        The Company made good progress in the first quarter advancing Lobo-Marte. A scoping study is underway and is scheduled to be completed in June. Bids are now being evaluated for the pre-feasibility study engineering, to be completed by the end of the year. This requires completion of a three-month drilling program for metallurgical samples, which is anticipated to commence in June. Collection of data for the environmental impact assessment (EIA) has commenced, for planned submission in 2010.

        The Lobo-Marte project contemplates a heap leach process similar to that being operated at Maricunga, of 40,000 — 50,000 tonnes per day (tpd) capacity which would incorporate cost-effective Sulphidation Acidification Recycling Thickening (SART) processing technology. In parallel, the Company is evaluating the possibility of hauling higher grade ore to the La Coipa mill for processing prior to construction of the heap leach facility. Preparations for permitting are underway, targeting shipping of ore to La Coipa in 2011.

Fruta del Norte

        The Fruta del Norte ("FDN") project in the Zamora-Chinchipe province of Ecuador contains inferred mineral resources of 58.9 million tonnes at an average grade of 7.23 g/t gold and 11.8 g/t silver for 13.69 million ounces of gold and 22.4 million ounces of silver.(3)

(3)
See note 12, notes to Mineral Reserve and Mineral Resource information on page 18 of Kinross' 2008 Annual Information Form.

        On January 29, 2009, a new mining law took effect in Ecuador which establishes a framework for responsible mining. Kinross continues to work cooperatively with the government of Ecuador and local communities to advance the Fruta del Norte project, and the Company's 2009 work schedule remains on track. The Company has completed and submitted a revised Environmental Management Plan to the Ministry of Mines and the Ministry of the Environment. By mid-year, Kinross expects to have received all necessary permits and acknowledgements from the government to allow the 2009 infill drilling campaign to proceed. The drilling campaign is expected to take about three months to complete, with the expectation of upgrading mineral resources and supporting a pre-feasibility study. Bids have been received for pre-feasibility study engineering work, which is expected to be completed by year-end.

        Current feasibility work is focused on a staged approach to developing an underground mine at FDN. Milling throughput is initially targeted at 3,000 tpd from a high grade zone, and over time, increasing the production rate using lower grade extensions of the orebody. Given the recent passage of the new mining law and the fact that regulations pursuant to the new law are still being defined, a permitting timetable for FDN development has yet to be finalized. However, the government has stated its intentions to advance projects rapidly within the context of responsible mining. The Company is targeting initial production in 2013.

Cerro Casale

        Kinross' interest in the Cerro Casale project in Chile contains proven and probable reserves of 533.7 million tonnes, grading 0.61 g/t gold (approximately 10.4 million ounces of gold),1.7 g/t silver (approximately 28.9 million ounces of silver), and 0.22% copper (approximately 2.6 billion pounds of copper).(4)

(4)
See Mineral Reserve and Mineral Resource tables and notes in Kinross' 2008 Annual Information Form.

        In March 2009 Kinross issued a technical report on Cerro Casale, based on a pre-feasibility study completed in 2008.

        A full feasibility study, which will incorporate updated price assumptions and explore technical refinements and opportunities for improvement identified in the pre-feasibility study, is now underway. The capital cost of $3.65 billion for 100% of the project from the pre-feasibility study was completed based on costs derived earlier in 2008 and reflect the peak construction and material costs that existed during early 2008. The feasibility study will be completed in the third quarter of 2009 using updated cost estimates. Meanwhile, a modified Environmental Impact Assessment (EIA) is being prepared, considering the improvements that have been made to the project, and depending on the result of the full feasibility study, will be submitted in mid-2010 to the authorities in Chile.

        The project currently contemplates a heap leach facility and a mill with a throughput of 150,000 tpd. Kinross' share of average annual production for the first ten years of full heap leach and milling operations would be approximately 430,000 ounces of gold plus 118 million pounds of copper. The mine life is estimated at 18 years.

Exploration update

        Of the total exploration and business development expenses, expensed exploration totaled $7.5 million and capitalized exploration was $0.2 million.

        Kinross was active on 21 mine site and greenfields projects with a total of 11,215 metres drilled (10,570 metres expensed and 645 metres capitalized). Highlights for the quarter included:

•
La Coipa District:  Exploration can recommence on the CMLC joint venture property (50% Kinross) following re-negotiation of the operating framework between the partners. Targets prioritized for drilling this year include Puren West, Paloma-Las Vetas and Pompeya. Drilling commenced at Coipa Norte, targeting potential extensions of the orebody beneath the east wall of the pit. Target definition work continued at Chimberos Este and Kiko (ground magnetic surveys and trenching).

•
Fort Knox:   Two core rigs began drilling in the pit late in the quarter completing a modest total of 336 metres. Over 29,000 metres of drilling are planned at Fort Knox in 2009. This work is targeting additional reserve ounces in the northwest sector of the pit (Phase 8), in deep Phase 6/7 extensions on the southwest side of the pit, and in the South Wall.

•
Maricunga:   Geologic and resource models are being updated at Guanaco incorporating results received from the 18 hole core program completed during the fourth quarter of 2008.

•
Kettle River-Buckhorn:  Final results received from the 21-hole 2008 Buckhorn exploration program continue to support the presence of a separate mineralized skarn unit underneath the SWZ orebody. Work is continuing to target deeper repeats of the Buckhorn deposits and these recent results are considered highly encouraging.

•
Kupol Mine:   Twelve infill holes (774 metres) completed in the North Pit zone confirm widths and grade predicted in the resource model. Drilling commenced on the T1 conceptual target 400 metres north of Kupol. The target objective is a potential extension of the main orebody interpreted to have been offset by cross-cutting faults. At Kupol West, drilling commenced on the Star/B5 target 5 kilometres from the mill. Surface work will resume in summer at Kupol East including further trenching and surface prospecting.

•
Lobo-Marte:  Preparation and permitting for an 8,300 metre metallurgical drill program is underway with drilling scheduled to commence late in the second quarter of 2009.

•
Fruta del Norte:  Permitting work continued and drill contracts are being finalized for commencement of a 12,000 metre infill drilling program at Fruta del Norte, in addition to high quality nearby targets.

•
Ixhuatan (Kinross earning 70%):  Exploration work continues with one core drill focusing on mineralized extensions at the Caracol target (2 kilometres northwest of Cerro La Mina). Eight holes were drilled for 2,346 metres. Mapping and geochemistry is ongoing in prospective areas further afield from the central discovery zone. While exploration activity to date has been unaffected by the H1N1 influenza outbreak in Mexico, the Company is closely monitoring this situation and will adjust program activity as required.

•
Generative Projects:  Kinross entered into an Exploration Alliance with Riverside Resources in Mexico and completed an Agreement to acquire 100% of the Pedra de Fogo Project in Brazil, 50 kilometres north of Crixás. A new project area (Castle) was staked 80 km southwest of Round Mountain. Surface exploration works were initiated on the Cerro Contreras property in Santa Cruz, Argentina, where Kinross is earning into a 100% interest.

Agreement with Polyus Gold

        On January 26, 2009 Kinross signed a non-binding agreement with Polyus Gold regarding the Nezhdaninskoye deposit located in the Republic of Sakha (Yakutia) in the Russian Federation. Under the terms of the agreement, Kinross has six months to review the Nezhdaninskoye project and decide if it wishes to proceed with a feasibility study. If Kinross elects to proceed, it will enter into a joint venture agreement with Polyus to undertake a feasibility study over the following 18 months.

Shelf Prospectus

        Kinross has filed a preliminary shelf prospectus in Canada and a shelf registration statement in the United States (which has not yet become effective) qualifying up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus with the regulators will allow the Company to more readily access the Canadian and U.S. public capital markets.

Issue of Equity

        On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of US$396 million. The Company intends to use the net proceeds of approximately $396 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

Adoption of Shareholder Rights Plan

        On February 26, 2009, the Company entered into a new shareholder rights plan (the "New Plan"). The New Plan will ensure that Kinross and its shareholders continue to receive the benefits associated with Kinross' current shareholder rights plan (the "Old Plan") which expired on March 29, 2009. The New Plan has been adopted at this time to prevent any gap in shareholder protection and will be effective on March 29, 2009 or earlier if certain events under the Old Plan were to occur. Subject to the receipt of requisite regulatory approvals, to shareholder ratification at Kinross' annual meeting on May 6, 2009 and to shareholder reconfirmation of the New Plan at Kinross' annual meetings in 2012 and 2015, the New Plan will be in effect until the ninth anniversary of the date on which it becomes effective.

        As with the Old Plan, the New Plan is designed to provide adequate time for the Board of Directors and shareholders to assess an unsolicited take-over bid for Kinross, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Kinross common shares (the "Common Shares").

        The rights issued under the New Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Shares without complying with the "Permitted Bid" provisions of the New Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

        Under the New Plan, a Permitted Bid is a bid which is made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended March 31,
(in millions, except ounces and per share amounts)	2009	2008	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	591,169	331,784	259,385	78%
Sold(b)	590,511	356,864	233,647	65%
Attributable gold equivalent ounces(a)
Produced(b)	526,888	331,784	195,104	59%
Sold(b)	526,807	356,864	169,943	48%
Gold ounces — sold	538,881	305,176	233,705	77%
Silver ounces — sold (000s)	3,721	2,717	1,004	37%
Average realized gold price ($/ounce)	$897	$929	$(32)	(3%	)
Financial Data
Metal sales	$532.7	$330.2	$202.5	61%
Cost of sales(c)	$234.5	$168.3	$66.2	39%
Accretion and reclamation expense	$4.6	$4.2	$0.4	10%
Depreciation, depletion and amortization	$111.2	$37.8	$73.4	194%
Operating earnings	$140.6	$81.8	$58.8	72%
Net earnings	$76.5	$70.9	$5.6	8%

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2009 was 72.08:1, compared with 52.57:1 for the first quarter of 2008.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%).

First quarter of 2009 vs. first quarter of 2008

        In the first quarter of 2009, Kinross' share of attributable production was 526,888 gold equivalent ounces, up 59% from 331,784 ounces in the same period of 2008. The increase was primarily related to a full quarter of production from Kupol, Kettle River — Buckhorn and the Paracatu expansion which commenced operations during the fourth quarter of 2008. The increase in production was partially offset by lower production from Fort Knox, due to lower grades and recoveries and lower production from Round Mountain due to lower throughput.

        Metal sales increased to $532.7 million in the first quarter of 2009 compared with $330.2 million in 2008 due to higher gold equivalent ounces sold, partially offset by a lower realized gold price. Cost of sales was $234.5 million, 39% higher than the same period in the prior year. Cost of sales was impacted by more gold equivalent ounces sold in the current year, partially offset by lower energy costs and a weakening of the Russian rouble, Brazilian real and Chilean peso relative to the US dollar. Depreciation, depletion and amortization was $111.2 million, compared with $37.8 million in the first quarter of 2008 primarily due to the impact of depreciating the assets at Kupol, Kettle River — Buckhorn, and the Paracatu expansion for a full quarter and more ounces sold.

        Operating earnings of $140.6 million were recorded in the first quarter of 2009, an increase of 72% compared with operating earnings of $81.8 million during the first three months of 2008. The impact of higher revenues was offset by higher costs and depreciation.

        Earnings in 2009 were positively impacted by higher gold equivalent ounces sold, lower energy costs and a weakening of local currencies compared with the US dollar. However, earnings were negatively impacted by higher depreciation and higher interest expense for the quarter. Interest expense was higher than the same period in 2008 due to the commissioning of Kupol, Kettle River — Buckhorn and the Paracatu expansion. During the first quarter of 2008 interest was capitalized to these projects as they had not begun operations.

Operating Earnings (Loss) by Segment

	Three months ended March 31,
(in millions)	2009	2008	Change	% Change(c)
Operating segments
Fort Knox	$5.6	$28.3	$(22.7)	(80%	)
Round Mountain	15.3	22.2	(6.9)	(31%	)
Kettle River — Buckhorn	10.6	(1.9)	12.5	nm
Kupol	114.7	(0.8)	115.5	nm
Paracatu	4.9	15.7	(10.8)	(69%	)
Crixás	3.3	9.8	(6.5)	(66%	)
La Coipa	9.8	21.6	(11.8)	(55%	)
Maricunga	15.2	19.6	(4.4)	(22%	)
Julietta(a)	—	0.5	(0.5)	(100%	)
Non-operating segments
Fruta del Norte	(2.7)	—	(2.7)	nm
Cerro Casale	(0.3)	—	(0.3)	nm
Corporate and Other(b)	(35.8)	(33.2)	(2.6)	(8%	)

Total	$140.6	$81.8	$58.8	72%

(a)
2008 includes results of operations from the Julietta mine sold on August 16, 2008.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(c)
"nm" means not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended March 31,
	2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	7,459	6,471	988	15%
Tonnes processed (000's)	3,048	3,095	(47)	(2%	)
Grade (grams/tonne)	0.58	0.80	(0.22)	(28%	)
Recovery	79.6%	82.3%	(2.7% )	(3%	)
Gold equivalent ounces:
Produced	48,626	65,394	(16,768)	(26%	)
Sold	49,424	76,954	(27,530)	(36%	)
Financial Data (in millions)
Metal sales	$45.1	$71.2	$(26.1)	(37%	)
Cost of sales(a)	33.2	35.3	(2.1)	(6%	)
Accretion and reclamation expense	0.4	0.2	0.2	100%
Depreciation, depletion and amortization	5.7	7.1	(1.4)	(20%	)

	5.8	28.6	(22.8)	(80%	)
Exploration	0.2	0.2	—	—%
Other	—	0.1	(0.1)	(100%	)

Segment Earnings	$5.6	$28.3	$(22.7)	(80%	)

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter of 2009 vs. first quarter of 2008

        Tonnes of ore mined during the first quarter of 2009 were 15% higher than the same period in 2008 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore, in anticipation of building the heap leach pad. The grade mined was lower in the first quarter of 2009 as the mine plan called for mining an area of the pit with a lower grade than the area mined in the first quarter of 2008. Recovery declined during 2009 compared with 2008 as more refractory ore was processed. Production was lower as a result of a lower grade and a low recovery. Gold equivalent ounces sold were lower due to lower production. Additionally, the first quarter of 2008 also included 12,000 ounces sold that were produced at the end of 2007.

        Metal sales and cost of sales were lower than the same period in the prior year, largely due to lower ounces sold, which was primarily due to lower production. Also impacting costs of sales were lower costs for electricity, diesel fuel and other consumables, partially offset by the increased use of contractors in the first quarter of 2009 compared with the first quarter of 2008. The lower sales in the first quarter of 2009, compared with the first quarter of 2008 also resulted in lower depreciation, depletion and amortization.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended March 31,
	2009	2008	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	5,891	5,145	746	14%
Tonnes processed (000's)(b)	9,668	10,977	(1,309)	(12%	)
Grade (grams/tonne)	0.48	0.51	(0.03)	(6%	)
Gold equivalent ounces:
Produced	50,176	63,604	(13,428)	(21%	)
Sold	50,986	59,191	(8,205)	(14%	)
Financial Data (in millions)
Metal sales	$46.5	$54.8	$(8.3)	(15%	)
Cost of sales(c)	26.0	26.0	—	—%
Accretion and reclamation expense	0.4	0.4	—	—%
Depreciation, depletion and amortization	4.7	5.9	(1.2)	(20%	)

	15.4	22.5	(7.1)	(32%	)
Exploration	0.1	0.3	(0.2)	(67%	)

Segment earnings	$15.3	$22.2	$(6.9)	(31%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represents 100% of mine production.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter of 2009 vs. first quarter of 2008

        Tonnes of ore mined during the first quarter of 2009 were 14% higher than 2008, as mining in 2008 was impacted by unanticipated crusher repairs and the moving of stockpile as opposed to mining from the pit. The reduction in tonnes placed on the leach pads was due to the planned move of the primary crusher in Q4 2008, which interrupted placing of material to the reusable pad for 10 weeks, until January 2009. Gold equivalent ounces produced were 21% lower than the first three months of 2008 due to lower tonnes processed.

        Metal sales were 15% lower during the first quarter of 2009 as compared with 2008 reflecting lower ounces sold. Cost of sales was impacted by lower ounces sold. Lower ounces sold also reduced depreciation, depletion and amortization in the first three months of 2009 compared with the same period in the prior year. Additionally, depreciation, depletion and amortization was also reduced as reserves increased, thereby increasing the base upon which depreciation is calculated.

Kettle River — Buckhorn (100% ownership and operator) — USA

	Three months ended March 31,
	2009	2008	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	55	—	55	nm
Tonnes processed (000's)(a)	47	—	47	nm
Grade (grams/tonne)	19.49	—	19.49	nm
Recovery	93.7%	—	93.7%	nm
Gold equivalent ounces:
Produced	27,899	—	27,899	nm
Sold	35,161	—	35,161	nm
Financial Data (in millions)
Metal sales	$32.1	$—	$32.1	nm
Cost of sales(b)	10.8	—	10.8	nm
Accretion and reclamation expense	0.3	0.2	0.1	50%
Depreciation, depletion and amortization	10.1	0.1	10.0	nm

	10.9	(0.3)	11.2	nm
Exploration	0.3	0.4	(0.1)	(25%	)
Other	—	1.2	(1.2)	(100%	)

Segment earnings (loss)	$10.6	$(1.9)	$12.5	nm

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

First quarter of 2009 vs. first quarter of 2008

        Kettle River — Buckhorn completed its first full quarter of operations as the mine commenced commercial operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Production for the first quarter met expectations with 27,899 gold equivalent ounces produced. Gold equivalent ounces sold for the quarter were 26% higher than ounces produced as production at the end of 2008 was sold at the beginning of 2009.

Kupol (75% ownership and operator) — Russian Federation

	Three months ended March 31,
	2009	2008	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(a)	257	—	257	nm
Tonnes processed (000's)(a)	293	—	293	nm
Grade (grams/tonne):
Gold	24.91	—	24.91	nm
Silver	286.70	—	286.70	nm
Recovery:
Gold	95.1%	—	95.1%	nm
Silver	82.1%	—	82.1%	nm
Gold equivalent ounces:(a),(b)
Produced	257,123	—	257,123	nm
Sold	254,814	—	254,814	nm
Silver ounces:(a)
Produced (000s)	2,263.3	—	2,263.3	nm
Sold (000s)	2,175.8	—	2,175.8	nm
Financial Data (in millions)
Metal sales	$228.5	$—	$228.5	nm
Cost of sales(c)	57.2	—	57.2	nm
Accretion and reclamation expense	0.4	0.2	0.2	100%
Depreciation, depletion and amortization	55.6	—	55.6	nm

	115.3	(0.2)	115.5	nm
Exploration	0.6	0.6	—	—%

Segment earnings (loss)	$114.7	$(0.8)	115.5	nm

(a)
Tonnes of ore mined/processed and production and sales represents 100%.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2009 was 72.08:1, compared with 52.57:1 for the first quarter of 2008.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

First quarter of 2009 vs. first quarter of 2008

        Upon reaching certain minimum levels of production in the second quarter of 2008, the Kupol mine was considered to be in operation. Kupol continues to perform well with tonnes mined and processed in-line with expectations. During the first quarter of 2009, production was 257,123 gold equivalent ounces with ounces sold of 254,814, on a 100% basis.

Paracatu (100% ownership and operator) — Brazil

	Three months ended March 31,
	2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	8,893	4,608	4,285	93%
Tonnes processed (000's)	8,997	4,791	4,206	88%
Grade (grams/tonne)	0.42	0.37	0.05	14%
Recovery	61.0%	77.9%	(16.9% )	(22%	)
Gold equivalent ounces:
Produced	72,745	43,236	29,509	68%
Sold	72,093	42,465	29,628	70%
Financial Data (in millions)
Metal sales	$65.4	$39.5	$25.9	66%
Cost of sales(a)	48.0	19.2	28.8	150%
Accretion and reclamation expense	0.3	0.3	—	—%
Depreciation, depletion and amortization	10.6	3.2	7.4	231%

	6.5	16.8	(10.3)	(61%	)
Exploration	—	0.1	(0.1)	(100%	)
Other	1.6	1.0	0.6	60%

Segment earnings	$4.9	$15.7	$(10.8)	(69%	)

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter of 2009 vs. first quarter of 2008

        2009 reflects the ramp up of the expansion project and resulted in tonnes mined and tonnes processed higher than the first quarter of 2008 by 93% and 88%, respectively. The grade was 14% higher than the prior year as a higher grade area of the pit was mined, consistent with the mine plan. Recoveries were lower for the first quarter of 2009 compared with 2008 primarily due to issues encountered with the start-up of the new mill. Production was 68% higher than the first quarter of 2008, as the impact of the higher throughput and the higher grade were offset to some extent by the lower recoveries. Gold equivalent ounces sold were higher due to higher production.

        Metal sales increased 66% to $65.4 million in the first three months of 2009 compared with $39.5 million in the first three months of 2008, due to higher production. Cost of sales was $48.0 million in the first quarter of 2009, an increase of 150% over the first quarter of 2008. The increase is due to increased ounces sold and additional costs encountered during the start-up phase. Costs were reduced to some extent by a weaker Brazilian real in the first quarter of 2009 versus the first quarter of 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion in the prior year.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended March 31,
	2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	202	198	4	2%
Tonnes processed (000's)(a)	202	198	4	2%
Grade (grams/tonne)	3.94	6.79	(2.85)	(42%	)
Recovery	90.4%	95.6%	(5.2% )	(5%	)
Gold equivalent ounces:
Produced	11,595	20,630	(9,035)	(44%	)
Sold	13,548	19,974	(6,426)	(32%	)
Financial Data (in millions)
Metal sales	$12.1	$18.4	$(6.3)	(34%	)
Cost of sales(b)	5.8	5.9	(0.1)	(2%	)
Accretion and reclamation expense	—	0.1	(0.1)	(100%	)
Depreciation, depletion and amortization	1.9	2.4	(0.5)	(21%	)

	4.4	10.0	(5.6)	(56%	)
Exploration	0.8	0.1	0.7	700%
Other	0.3	0.1	0.2	200%

Segment earnings	$3.3	$9.8	$(6.5)	(66%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter of 2009 vs. first quarter of 2008

        Tonnes of ore mined and processed were in-line with the same period of the prior year. The grade was lower in the first three months of the current year as lower grade areas were mined, consistent with the mine plan. Gold equivalent ounces produced were lower due to the lower grade. The lower production in the first quarter compared with the prior year quarter resulted in lower gold equivalent ounces sold.

        Metal sales decreased by 34% during the first quarter of 2009 primarily due to a decline in gold equivalent ounces produced and sold compared with 2008, due to lower grades in 2009.

La Coipa (100% ownership and operator) — Chile

	Three months ended March 31,
	2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	866	143	723	506%
Tonnes processed (000's)(a)	1,419	1,164	255	22%
Grade (grams/tonne):
Gold	1.08	0.83	0.25	30%
Silver	64.87	76.76	(11.89)	(15%	)
Recovery:
Gold	84.9%	81.3%	3.6%	4%
Silver	63.6%	63.4%	0.2%	0%
Gold equivalent ounces(b):
Produced	66,240	60,893	5,347	9%
Sold	56,262	80,654	(24,392)	(30%	)
Silver ounces:
Produced (000's)	1,792.0	1,862.2	(70.2)	(4%	)
Sold (000's)	1,415.6	2,511.7	(1,096.1)	(44%	)
Financial Data (in millions)
Metal sales	$51.4	$73.3	$(21.9)	(30%	)
Cost of sales(c)	22.0	36.1	(14.1)	(39%	)
Accretion and reclamation expense	2.1	2.0	0.1	5%
Depreciation, depletion and amortization	17.0	12.0	5.0	42%

	10.3	23.2	(12.9)	(56%	)
Exploration	0.4	1.1	(0.7)	(64%	)
Other	0.1	0.5	(0.4)	(80%	)

Segment earnings	$9.8	$21.6	$(11.8)	(55%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2009 was 72.08:1, compared with 52.57:1 for the first quarter of 2008.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

First quarter of 2009 vs. first quarter of 2008

        Tonnes of ore mined in the first quarter of 2009 were higher than the same period in the prior year as mining in 2008 was impacted by a pit wall failure in the Coipa Norte pit during January 2008. The tonnes of ore processed increased by 22% quarter over quarter due to improved performance of the mill. Additionally, in 2008 stockpiles were processed to make up for the lower tonnage due to the pit wall failure. The gold grade was consistent with expectations and was 30% higher than the prior year quarter as lower grade stockpile ore was processed in the prior year quarter. The silver grade was 15% lower than the first quarter of 2008 as ore from the Puren pit was processed in 2008, which contains a higher silver grade. Gold ounces produced increased by 9% quarter over quarter due to higher throughput and higher grades. Gold equivalent ounces sold were 30% lower as 18,000 ounces that were produced at the end of March were not sold and will be recognized as sales during the second quarter of 2009. Additionally, gold equivalent ounces sold in the first quarter of 2008 were approximately 20,000 higher as ounces produced at the end of 2007 were recognized in the first quarter of 2008.

        Metal sales decreased by 30% during the first three months of 2009, primarily as a result of lower gold equivalent ounces sold. The cost of sales in the first quarter of 2008 includes the impact of the fair value of the cost of inventory acquired as part of the asset swap transaction with Goldcorp. Additionally, the cost of sales in 2009 includes the benefit of a weaker Chilean peso during the first quarter of 2009 compared with the first quarter of 2008. Depreciation, depletion and amortization increased compared with the first quarter of 2008 as reserves decreased, reducing the base upon which depreciation is calculated.

Maricunga (100% ownership and operator) — Chile

	Three months ended March 31,
	2009	2008	Change	% Change(d)
Operating Statistics(a)
Tonnes ore mined (000's)(b)	3,468	3,842	(374)	(10%	)
Tonnes processed (000's)(b)	3,664	3,903	(239)	(6%	)
Grade (grams/tonne)	0.87	0.71	0.16	23%
Gold equivalent ounces:
Produced	56,765	61,379	(4,614)	(8%	)
Sold	58,223	61,800	(3,577)	(6%	)
Financial Data (in millions)
Metal sales	$51.6	$57.6	$(6.0)	(10%	)
Cost of sales(c)	31.5	34.1	(2.6)	(8%	)
Accretion and reclamation expense	0.2	—	0.2	nm
Depreciation, depletion and amortization	4.5	3.9	0.6	15%

	15.4	19.6	(4.2)	(21%	)
Exploration	0.2	—	0.2	nm

Segment earnings	$15.2	$19.6	$(4.4)	(22%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represents 100% of mine production.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

First quarter of 2009 vs. first quarter of 2008

        Tonnes of ore mined were lower by 10% as mining in the quarter was impacted by plant availability. Maintenance issues and a decrease in plant availability resulted in lower tonnes of ore processed. The gold grade increased to 0.87 grams per tonne compared with 0.71 grams per tonne in 2008 due to mine sequencing. Gold equivalent ounces produced were lower during the first quarter in 2009, as fewer tonnes were processed, partially offset by a higher gold grade.

        Metal sales for the first three months of 2009 decreased compared with 2008 due to lower gold equivalent ounces sold, a result of lower production. Cost of sales decreased due to lower throughput and lower costs of energy. Additionally, costs also benefitted from the weakening of the Chilean peso relative to the US dollar. The reduction was offset to some extent by higher maintenance costs in the quarter.

        Pre-stripping at the new Pancho pit is now underway, and development of the pit will continue throughout 2009. Pancho is expected to provide approximately one-quarter of the total feed to the Maricunga mill in 2009, which will gradually increase to 100% by 2012.

Julietta (0%) — Russian Federation

        On August 16, 2008, the Company disposed of this operation. Gold equivalent ounces produced in the first quarter of 2008 were 16,648 ounces and gold equivalent ounces sold were 15,826 ounces. During the first quarter of 2008, metal sales were $15.1 million. Cost of sales was $11.7 million.

Exploration and business development

	Three months ended March 31,
(in millions)	2009	2008	Change	% Change
Exploration and business development	$11.0	$11.9	$(0.9)	(8%	)

        In the first quarter of 2009, exploration and business development expenses were $11.0 million, compared with $11.9 million for the same period in 2008. Of the total exploration and business development expense, expenditures on exploration totaled $7.5 million for the year. Capitalized exploration expenses for the first quarter of 2009 totaled $0.2 million. Kinross was active on more than 20 mine site and greenfield projects in the first quarter with a total of 11,215 metres drilled (10,570 metres expensed and 645 metres capitalized).

General and administrative

	Three months ended March 31,
(in millions)	2009	2008	Change	% Change
General and administrative	$24.7	$23.2	$1.5	6%

        General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

        Costs for the first quarter of 2009 were slightly higher than the first quarter of 2008. The increase was primarily a result of higher personnel costs, including additional hires and information technology costs, which were incurred as a result of the growth in the Company. General and administrative costs were also partially offset by the weakening of the Canadian dollar relative to the US dollar.

Other income (expense) — net

	Three months ended March 31,
(in millions)	2009	2008	Change	% Change
Gain on sale of assets and investments — net	$0.5	$11.9	$(11.4)	(96%	)
Interest income and other	1.7	8.0	(6.3)	(79%	)
Interest expense	(16.7)	(5.0)	(11.7)	(234%	)
Foreign exchange gains (losses)	5.6	(17.4)	23.0	132%
Non-hedge derivative gains	4.7	22.4	(17.7)	(79%	)

	$(4.2)	$19.9	$(24.1)	(121%	)

        For the quarter, other income (expense) decreased by $24.1 million from income of $19.9 million in 2008 to an expense of $4.2 million in 2009. The discussion below details the changes in Other income (expense) in for the first three months of 2009 compared with the first three months of 2008.

Gain on sale of assets and investments — net

        In the first quarter of 2008, a gain of $11.5 million was recognized on the disposition of Kubaka.

Interest income and other

        Interest and other income decreased by $6.3 million primarily due to lower overall cash balances and lower interest rates. As at March 31, 2009 Kinross had a cash balance of $586.4 million compared with a cash balance of $732.9 million at March 31, 2008.

Interest expense

        Interest expense increased by $11.7 million to $16.7 million in the first quarter of 2009 compared with $5.0 million in the first quarter of 2008. The increase is primarily due to the interest expense for a full quarter on the Senior Convertible Notes issued in January 2008. Also impacting interest expense was the interest on a tax charge of $3.3 million as a result of an assessment received from the Brazilian tax authorities related to disallowing credits taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. Additionally, with the start-up of Kupol, Kettle River — Buckhorn and the Paracatu expansion Kinross has stopped capitalizing interest expense to these projects. Capitalized interest for the quarter was $1.7 million compared with capitalized interest of $10.5 million in the first quarter of 2008.

Foreign exchange gains (losses)

        For 2009, foreign exchange increased by $23.0 million resulting in a gain of $5.6 million compared with a loss of $17.4 million for the first three months of 2008. The foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, primarily future tax liabilities, resulting from a strengthening of the US dollar. In the first quarter of 2008, the Company recorded a foreign exchange loss of $17.4 million, primarily related to the revaluation of foreign currency denominated liabilities, primarily future taxes, a result of a weakening of the US dollar.

Non-hedge derivative gains

        The non-hedge derivative gains primarily relate to the impact of the gold and silver derivatives. In the first quarter of 2008, U.S. interest rates declined substantially, reducing the spot forward differential on gold and silver contracts. This resulted in a gain in the value of the derivative gold and silver contracts.

Income and mining taxes expense — net

        Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company recorded a tax provision of $33.1 million on earnings before taxes and other items of $136.4 million, compared with a provision of $24.9 million on earnings before taxes and other items of $101.7 million for the first three months of 2008. Kinross' effective tax rate was in-line with the prior year quarter.

        Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended March 31,
(in millions)	2009	2008	Change	% Change
Cash flow:
Provided from operating activities	$165.4	$76.3	$89.1	117%
Used in investing activities	(435.2)	(346.1)	(89.1)	(26%	)
Provided from financing activities	366.8	453.2	(86.4)	(19%	)
Effect of exchange rate changes on cash	(1.2)	(1.8)	0.6	33%

Increase in cash and cash equivalents	95.8	181.6	(85.8)	(47%	)
Cash and cash equivalents, beginning of period	490.6	551.3	(60.7)	(11%	)

Cash and cash equivalents, end of period	$586.4	$732.9	$(146.5)	(20%	)

        Cash and cash equivalent balances increased by $95.8 million during the first quarter of 2009 compared with an increase of $181.6 million in the first quarter of 2008. For the first quarter of 2009, cash flows were impacted by cash used for the acquisition of the remaining interest in Lobo-Marte, the investments in Harry Winston and the Diavik Diamond mine, additions to short-term investments of $125.6 million and capital expenditures of $78.3 million. This was primarily offset to some extent by $165.4 million in cash provided by operating activities and approximately $396.4 million received from the equity offering in January 2009. Below are detailed discussions related to these cash flows.

Operating Activities

First quarter of 2009 vs. first quarter of 2008

        During 2009, cash provided from operating activities were $165.4 million compared with $76.3 million in the first quarter of 2008.

        The higher cash flows were largely the result of higher gold ounces sold, partially offset by an increase in net working capital. The increase in net working capital was attributed to an increase in supplies inventory at Paracatu.

Investing Activities

        Net cash used in investing activities during the first quarter of 2009 was $435.2 million, compared with $346.1 million in the first quarter of 2008. The primary uses of cash during the first quarter of 2009 were the acquisition of the remaining interest in Lobo-Marte of $41.4 million; the investment in Harry Winston and the indirect interest in the

Diavik Diamond Mine for a gross amount of $171.4 million; an increase in short-term investments (i.e. securities with maturity dates in excess of 90 days) of $125.6 million; and capital expenditures in the amount of $78.3 million.

        The following table provides a breakdown of capital expenditures:

	Three months ended March 31,
(in millions)	2009	2008	Change	% Change(a)
Operating segments
Fort Knox	$23.3	$16.8	$6.5	39%
Round Mountain	8.6	8.2	0.4	5%
Kettle River — Buckhorn	7.7	7.8	(0.1)	(1%	)
Kupol	6.5	38.9	(32.4)	(83%	)
Paracatu	10.3	103.3	(93.0)	(90%	)
Crixás	6.6	3.5	3.1	89%
La Coipa	4.0	3.8	0.2	5%
Maricunga	7.0	5.4	1.6	30%
Julietta	—	1.0	(1.0)	(100%	)
Non-operating segments
Fruta del Norte	0.3	—	0.3	nm
Cerro Casale	3.6	—	3.6	nm
Corporate and other	0.4	1.8	(1.4)	(78%	)

Total	$78.3	$190.5	$(112.2)	(59%	)

(a)
"nm" means not meaningful.

Financing Activities

        Net cash provided from financing activities during the first quarter of 2009 was $366.8 million, compared with $453.2 million in the first quarter of 2008. The primary source of cash during the first three months of 2009 was the public offering of common shares at a price of $17.25 per common share which resulted in a total of 24,035,000 common shares being issued for net proceeds of $396.4 million. Partially offsetting this source of cash was the first quarter dividend payment of $27.8 million.

Balance Sheets

	As at
(in millions)	March 31, 2009	December 31, 2008
Cash and cash equivalents and short-term investments	$746.5	$525.1
Current assets	$1,397.9	$1,124.9
Total assets	$7,933.1	$7,387.5
Current liabilities	$529.6	$551.5
Total debt, including current portion(a)	$922.3	$950.9
Total liabilities(b)	$2,562.9	$2,610.6
Shareholders' equity	$5,370.2	$4,776.9
Statistics
Working capital	$868.3	$573.4
Working capital ratio(c)	2.64:1	2.04:1

(a)
Includes long-term debt.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        Cash and short-term investments increased by $221.4 million in the quarter to $746.5 million. Current assets increased to $1,397.9 million, which was primarily due to the supplies inventory at Paracatu needed to handle higher production rates from the expansion. In addition, total assets increased to $7,933.1 million, largely as a result of the acquisition of the remaining 60% in Lobo-Marte, and the investments in Harry Winston and the Diavik Diamond Mine. Total debt was reduced to $922.3 million.

        As of May 12, 2009, there were 694.6 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.3 million share purchase options outstanding under its share option plan and 31.0 million common share purchase warrants outstanding (convertible to 24.7 million Kinross shares).

Credit Facilities and Financing

Credit facilities

        At March 31, 2009, the Company had in place a revolving credit facility of $300.0 million and a $122.7 million term loan. The revolving credit facility supports the Company's liquidity and letters of credit requirements. In July 2007, the term was extended to August 2010. The Company has drawn $143.0 million against the revolving credit facility as at March 31, 2009 compared with $146.0 million as at December 31, 2008. $122.7 million was drawn against the term loan compared with $131.8 million at the end of 2008. In addition to these facilities, Chukotka Mining and Geological Company has a project finance loan acquired as part of the Bema acquisition. As at March 31, 2009, $360.0 million was drawn against this facility compared with $379.8 million at December 31, 2008. The following table outlines the credit facility utilization.

	As at
(in millions)	March 31, 2009	December 31, 2008
Letters of credit drawn against revolving credit facility	$(143.0)	$(146.0)
Draw against Paracatu term loan	(122.7)	(131.8)
Draw against Kupol project loan	(360.0)	(379.8)

Borrowings	$(625.7)	$(657.6)

Available under revolving credit facility	157.0	154.0
Available under Paracatu term loan	—	—
Avaialble under Kupol project loan	—	—

Available credit	$157.0	$154.0

        Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million, an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The Company was in compliance with all covenants as at March 31, 2009.

        On March 20, 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million was assigned to EastWest Gold Corporation, a subsidiary of Kinross and as a result is eliminated from Kinross' consolidated financial results.

        Total debt of $922.3 million at March 31, 2009 primarily consists of $390.1 million for the debt component of the convertible debentures, $121.3 million for the Corporate term loan, $360.0 million for the Kupol project loan, and $45.6 million in capital leases. $166.4 million of this debt is current. In 2009, the Company expects to repay $112.5 million related to the Kupol project loan, $36.4 million for the Corporate term loan and $17.3 million in capital lease payments.

Equity financing

        On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of US$396 million. The Company intends to use the net proceeds of approximately $396 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        The following table provides a summary of derivative contracts outstanding at March 31, 2009:

	2009	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	156,060	219,000	319,660	74,075	768,795
Average price	646.32	642.30	621.24	674.44	637.45

Gold forward buy contracts (ounces)	156,060	—	—	—	156,060
Average price	797.61	—	—	—	797.61

Silver forward sell contracts (ounces 000s)	2,700	3,600	3,600	—	9,900
Average price	10.71	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000s)	2,700	—	—	—	2,700
Average price	10.46	—	—	—	10.46

Foreign currency
Brazil reias forward buy contracts (in millions of U.S. dollars)	119.7	60.0	—	—	179.7
Average price	1.86	2.50	—	—	2.07

Chilean pesos forward buy contracts (in millions of U.S. dollars)	53.5	24.0	—	—	77.5
Average price	529.66	699.16	—	—	582.15

Russian roubles forward buy contracts (in millions of U.S. dollars)	24.3	—	—	—	24.3
Average price	25.02	—	—	—	25.02

Canadian dollar forward buy contracts (in millions of U.S. dollars)	28.7	—	—	—	28.7
Average price	1.25	—	—	—	1.25

Energy
Oil forward buy contracts (barrels)	176,000	—	—	—	176,000
Average price	92.49	—	—	—	92.49

        Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

        During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

	As at
(in millions)	March 31, 2009	December 31, 2008
Asset (liability)
Interest rate swap	$(11.8)	$(12.0)
Foreign currency forward contracts	(32.5)	(64.3)
Gold contract related to Julietta sale	2.8	1.3
Gold and silver forward contracts	(198.1)	(176.8)
Energy forward contract	(6.9)	(10.8)
Total return swap	0.1	1.0

	$(246.4)	$(261.6)

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7.     Summary of Quarterly Information

	2009	2008				2007
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$532.7	$484.4	$503.7	$298.7	$330.2	$281.4	$275.8	$290.1
Net earnings	$76.5	$(968.8)	$64.7	$26.0	$70.9	$173.1	$39.4	$53.0
Basic earnings per share	$0.11	$(1.47)	$0.10	$0.04	$0.12	$0.29	$0.07	$0.09
Diluted earnings per share	$0.11	$(1.47)	$0.10	$0.04	$0.11	$0.28	$0.07	$0.09
Cash flow provided from (used in) operating activities	$165.4	$201.0	$206.0	$(39.7)	$76.3	$72.8	$83.7	$94.5

8.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. During the first quarter of 2009, Kupol converted to the ERP system utilized at the Company's other sites to enhance consistency of systems across the Company. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion. There have been no other significant changes in internal controls over financial reporting.

9.     International Financial Reporting Standards

        Kinross plans to report under International Financial Reporting Standards ("IFRS") as of January 1, 2011. Adoption of IFRS as Canadian GAAP could materially affect our reported financial position and results of operations. During the first quarter of 2009, the Company, with the assistance of its third party advisor, completed the assessment phase and continued with the design phase of its changeover plan. During this period, specific project milestones achieved include the implementation of a detailed project plan, the establishment of an IFRS working group to address ongoing project issues and the commencement of recurring meetings, key additions to the project management team, a preliminary assessment of the impact of IFRS conversion on systems and the completion of an IFRS implementation pilot site visit. Over the next three quarters we will refine our transition plan, consult with our operating units and assess the impact on our internal controls over financial reporting, disclosure controls and information systems. Our goal is to make policy changes that are compliant but also provide the most meaningful information to our shareholders.

10.  Critical Accounting Policies, Estimates and Accounting changes

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2008 Annual MD&A.

        For a discussion of recent accounting pronouncements and accounting changes please refer to Note 2 of the accompanying interim unaudited consolidated financial statements for the period ended March 31, 2009.

11.  Risk Analysis

        The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2008, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company. The following is an update to the risks from December 31, 2008.

Risks Specific to Operating in Ecuador

        Kinross may be negatively affected by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives, in Ecuador in the future.

        On January 29, 2009, Ecuador's new mining law took effect. However, the regulations pursuant to the new law, and the form of exploitation contract to which private mining companies will be subject, have yet to be finalized.

        There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in the country. These risks include, but are not limited to, the possibility that: (1) the mining law is amended or administered in a manner which renders the development of the FDN deposit, or large-scale mining in general, uneconomic; (2) the Company is unsuccessful in entering into an "exploitation contract" with the government, as required under the mining law; (3) the regulations to be promulgated pursuant to the passage of the mining law, and/or related permitting requirements, make it difficult or impossible to proceed with the development of the FDN deposit on an economic basis; (4) a deterioration in Ecuador's economy and public finances, or other unforeseen matters, causes the government to introduce fiscal measures which make it difficult or impossible for the Company to raise or justify the investment of capital necessary to successfully develop the FDN deposit; (5) the government decides to replace the dollar as the official currency of Ecuador with an alternative or secondary currency and introduces an exchange system and capital controls that make it difficult for international companies to operate in Ecuador and (6) legal challenges result in court rulings that find the mining law to be unconstitutional or that require substantive amendments to the mining law that are adverse to the future development of the mining industry. If the Ecuadorian government continues its existing default or subsequently defaults on additional foreign debt obligations, this could have negative implications for the country's economy and investment climate, although Kinross does not anticipate it will impact the implementation and application of the new mining law.

Federal Strategic Investments Law and Amendments to Russian Subsoil Law

        To further update and clarify the Company's year-end Management's and Discussion Analysis, the fact that the Kupol Deposit is on the strategic deposit list, does not adversely impact on Kinross' current ownership and operation of the Kupol mine, as according to Article 16 of the new Strategic Investments Law, the law does not apply to transactions concluded prior to its enactment.

        Should Kinross increase its ownership interest in Kupol at some future date, such transaction will be subject to applicable governmental approvals under the new Strategic Investments Law. Further, a foreign purchaser of 10% or more of Kinross' ownership interest will be required to obtain applicable governmental approvals.

Title to Properties

        The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

        Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit). However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

        Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. For example, in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma Agraria (INCRA), to have rights to certain lands. There are Quilombola communities in the Paracatu area. An INCRA report issued on March 6th, 2009 concluded that the Machadinho Quilombola community has rights to 2,217.52 hectares of land in the area, a portion of which (900 hectares) would be affected by the operation of the planned new tailings dam at Paracatu.

        As a result the Company is negotiating an agreement with the Machadinho Quilombola Association (AQUIMA) to acquire rights to the lands demarcated by INCRA as Quilombola land. The Company expects that the negotiations will be successful and that it will acquire the necessary ownership rights to build and operate the facility, but there remains a risk that such agreement is not concluded on a timely basis which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable. In addition, the Company requires an installation permit (LI) issued by the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) to commence construction of the new tailings dam. Although the Company believes its permit application to be in full compliance with Brazilian law, supported by local state authorities and expects the LI to be granted, SUPRAM was recently enjoined from proceeding with its hearing to consider the Company's LI application as a result of injunctions obtained by state and federal public attorneys from the state and federal courts, respectively.

        Among other matters, the injunctions stipulate a number of conditions that must be satisfied before SUPRAM may proceed with its hearing to consider the Company's LI application. Most of these conditions have been the subject of previous discussion with the state and federal public attorneys and the Company believes the conditions will be fulfilled and/or withdrawn pursuant to agreements negotiated with each such attorney and/or the successful appeal of the injunctions by the Company. In this regard, the Company recently lodged appeals of the state and federal injunctions. Kinross' appeal of the state injunction was successful and that injunction has been set aside. Kinross expects to obtain a judicial decision on its appeal in May of 2009. There is a risk that such agreements or the federal appeal will not be concluded or successful, respectively, which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable. As a back-up plan Kinross has developed alternatives to the proposed new tailing dam, including expanding the current dam under the existing permits and an alternative dam location. Kinross will need to proceed with one of these alternatives in the second quarter if the construction permit is not obtained.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis ("MD&A") including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) permitting, development and operations at the Kettle River — Buckhorn mine continuing on a basis consistent with Kinross' current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (5) permitting, development and operations at the Kupol mine continuing on a basis consistent with Kinross' current expectations; (6) the Company's 75% interest in Kupol remaining grandfathered under the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation, consistent with the Company's expectations; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies being consistent with Kinross' current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current expectations; (10) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (11) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (12) certain price assumptions for gold and silver; (13) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (14) production and cost of sales forecasts meeting expectations; (15) the accuracy of our current mineral reserve and mineral resource estimates; and (16) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key sensitivities

        Approximately 55%-60% of the Company's costs are denominated in U.S. dollars. A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

        A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information

        Where we say "we", "us", "our", the "Company", or "Kinross" in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		March 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	Note 4	$586.4	$490.6
Restricted cash		30.6	12.4
Short-term investments		160.1	34.5
Accounts receivable and other assets		121.5	126.5
Inventories	Note 4	466.5	437.1
Unrealized fair value of derivative assets	Note 6	32.8	23.8

		1,397.9	1,124.9
Property, plant and equipment	Note 4	5,011.5	4,748.0
Goodwill	Note 4	1,181.9	1,181.9
Long-term investments	Note 4	223.8	185.9
Future income and mining taxes		10.4	33.9
Unrealized fair value of derivative assets	Note 6	5.8	8.7
Deferred charges and other long-term assets	Note 4	101.8	104.2

		$7,933.1	$7,387.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$240.6	$246.3
Current portion of long-term debt	Note 7	166.4	167.1
Current portion of reclamation and remediation obligations	Note 8	9.6	10.0
Current portion of unrealized fair value of derivative liabilities	Note 6	113.0	128.1

		529.6	551.5
Long-term debt	Note 7	755.9	783.8
Other long-term liabilities	Note 4	600.7	586.6
Future income and mining taxes		594.4	622.3

		2,480.6	2,544.2

Non-controlling interest		82.3	56.3

Convertible preferred shares of subsidiary company	Note 9	—	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 10	6,422.3	5,873.0
Contributed surplus		160.8	168.5
Accumulated deficit		(1,036.8)	(1,100.2)
Accumulated other comprehensive loss	Note 5	(176.1)	(164.4)

		5,370.2	4,776.9

Contingencies	Note 14

		$7,933.1	$7,387.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		694,448,562	659,438,293

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended March 31,
		2009	2008
Revenue
Metal sales		$532.7	$330.2
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		234.5	168.3
Accretion and reclamation expense		4.6	4.2
Depreciation, depletion and amortization		111.2	37.8

		182.4	119.9
Other operating costs		6.1	3.0
Exploration and business development		11.0	11.9
General and administrative		24.7	23.2

Operating earnings		140.6	81.8
Other income (expense) — net	Note 4	(4.2)	19.9

Earnings before taxes and other items		136.4	101.7
Income and mining taxes expense — net		(33.1)	(24.9)
Equity in losses of associated companies	Note 4	(0.7)	(5.7)
Non-controlling interest		(26.1)	—
Dividends on convertible preferred shares of subsidiary		—	(0.2)

Net earnings		$76.5	$70.9

Earnings per share
Basic		$0.11	$0.12
Diluted		$0.11	$0.11
Weighted average number of common shares outstanding (millions)
Basic		680.3	613.8
Diluted		686.3	619.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended March 31,
	2009	2008
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$76.5	$70.9
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities
Depreciation, depletion and amortization	111.2	37.8
Accretion and reclamation expenses	4.6	4.2
Accretion of convertible debt and deferred financing costs	4.2	2.6
Gain on disposal of assets and investments — net	(0.5)	(11.9)
Equity in losses of associated companies	0.7	5.7
Non-hedge derivative gains — net	(4.7)	(21.6)
Future income and mining taxes	(5.8)	8.0
Non-controlling interest	26.1	—
Stock-based compensation expense	7.6	5.1
Other	(5.0)	(1.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.2)	(12.3)
Inventories	(31.8)	(2.0)
Accounts payable and other liabilities	(14.5)	(8.5)

Cash flow provided from operating activities	165.4	76.3

Investing:
Additions to property, plant and equipment	(78.3)	(190.5)
Asset purchases — net of cash acquired	(41.4)	—
Proceeds from the sale of long-term investments and other assets	0.1	0.2
Additions to long-term investments and other assets	(171.7)	(27.4)
Proceeds from the sale of property, plant and equipment	—	15.3
Additions to short-term investments	(125.6)	(146.7)
Increase in restricted cash	(18.2)	—
Other	(0.1)	3.0

Cash flow used in investing activities	(435.2)	(346.1)

Financing:
Issuance of common shares	396.4	—
Issuance of common shares on exercise of options and warrants	9.8	28.4
Proceeds from issuance of debt	5.2	29.6
Proceeds from issuance of convertible debentures	—	449.9
Debt issuance costs	—	(1.6)
Repayment of debt	(13.2)	(21.3)
Dividends paid	(27.8)	(24.8)
Settlement of derivative instruments	(3.6)	(7.0)

Cash flow provided from financing activities	366.8	453.2

Effect of exchange rate changes on cash	(1.2)	(1.8)

Increase in cash and cash equivalents	95.8	181.6
Cash and cash equivalents, beginning of period	490.6	551.3

Cash and cash equivalents, end of period	$586.4	$732.9

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended March 31,
		2009	2008
Common share capital and common share purchase warrants
Balance beginning of period		$5,873.0	$5,123.6
Shares issued on equity offering		396.4	—
Shares issued on acquisition of Lobo-Marte		102.9	—
Common shares issued for employee share purchase plan		1.1	0.8
Transfer from contributed surplus on exercise of options and restricted shares		14.1	11.8
Exercising of options and warrants exercised, including cash		34.8	28.4

Balance at the end of the period		$6,422.3	$5,164.6

Contributed surplus
Balance beginning of period		$168.5	$65.4
Stock-based compensation		6.4	4.2
Equity portion of convertible notes		—	76.6
Options issued on acquisition of Aurelian		(5.0)	—
Transfer of fair value of exercised options and restricted shares		(9.1)	(11.8)

Balance at the end of the period		$160.8	$134.4

Accumulated deficit
Balance beginning of period		$(1,100.2)	$(242.1)
Adoption of new accounting policy	Note 2	14.6	—
Dividends paid		(27.7)	(24.6)
Net earnings		76.5	70.9

Balance at the end of the period		$(1,036.8)	$(195.8)

Accumulated other comprehensive loss
Balance beginning of year		$(164.4)	$(98.1)
Adoption of new accounting policy	Note 2	1.6	—
Other comprehensive loss		(13.3)	(147.5)

Balance at the end of the period		$(176.1)	$(245.6)

Total accumulated deficit and accumulated other comprehensive loss		$(1,212.9)	$(441.4)

Total common shareholders' equity		$5,370.2	$4,857.6

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Unaudited (expressed in millions of United States dollars)

		Three months ended March 31,
		2009	2008
Net earnings		$76.5	$70.9

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		4.0	(16.2)
Change in fair value of derivative financial instruments designated as cash flow hedges(b)		(38.0)	(120.0)
Change in derivatives settled(c)		20.7	(11.3)

Other comprehensive loss		(13.3)	(147.5)

Total comprehensive income (loss)		$63.2	$(76.6)

(a)
Net of tax of $nil, (2008 — $1.7 million, 3 months)
(b)
Net of tax of $4.3 million (2008 — $0.4 million, 3 months)
(c)
Net of tax of $4.2 million (2008 — $1.3 million, 3 months)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31,
(in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells various amounts of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2008 except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2008.

  The preparation of the Company's unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  Certain comparative figures for 2008 have been reclassified to conform to the 2009 financial statement presentation.

2.     ACCOUNTING CHANGES

  In 2009, the Company adopted the following accounting policies. The Company's policies in effect for 2009 are noted in the Company's annual audited financial statements for the year ended December 31, 2008. The following details the refinements to those policies.

  Financial instruments

  In January 2009, the Emerging Issues Committee issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC-173"). The Committee concluded that an entity's credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of the financial assets and financial liabilities, including derivative instruments.

  Prior to the implementation of EIC-173, the Company had considered the impact of credit risk on a qualitative basis only. As a result of adopting EIC-173 as at January 1, 2009, the Company quantified the impact of credit risk when calculating the fair value of financial assets and liabilities, including derivatives and the impact was as follows:

  •
  An increase in the current portion of Unrealized fair value of derivative assets of $0.1 million;

  •
  An increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million.

  •
  An increase in Future income tax assets of $0.4 million;

  •
  A decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million;

  •
  A decrease in the long-term portion of Unrealized fair value of derivative liabilities of $13.0 million;

  •
  An increase in opening Retained earnings of $14.6 million; and

  •
  An increase in Other comprehensive income (OCI) of $1.6 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

2.     ACCOUNTING CHANGES (Continued)

  In March 2009, the Emerging Issues Committee issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. This EIC is effective for the Company on January 1, 2009. The application of this EIC did not have an effect on the Company's financial statements.

  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which replaces Section 3062, "Goodwill and Other Intangible Assets." Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets for profit-oriented enterprises. This standard is effective for the Company on January 1, 2009. Adoption of this standard had no impact on the Company's financial statements.

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Investment in Harry Winston Diamond Corporation and Diavik Diamond mine

    On March 31, 2009, Kinross completed the acquisition of 15.2 million shares of Harry Winston Diamond Corporation ("Harry Winston") at a subscription price of $3.00 per share for a total subscription price of $45.6 million. Pursuant to the closing of the transaction Kinross obtained a seat on the Board of Directors of Harry Winston. Additionally, on the same date Kinross acquired a 22.5% interest in the limited partnership that holds Harry Winston's 40% interest in the Diavik Diamond Mine, therefore a 9% indirect interest in the mine, for a gross subscription price of $125.8 million, subject to working capital adjustments to be finalized. The investment in Harry Winston was accounted for as an equity investment, whereas the acquisition of the partnership interest was accounted for as an acquisition of a Working Interest. Kinross incurred approximately $3 million in transaction costs on these transactions.

    Earnings from Working Interests are accounted for based on Kinross' pro-rata share of earnings in the underlying entity. The cost of the Working Interest plus any funding contributions made, less any cash distributions received in excess of Kinross' share of post acquisition earnings are amortized on a units of production basis corresponding to the proven and probable reserves of the underlying entity Kinross has invested in. Changes in the investment in Working Interests include changes as a result of Kinross' pro-rata share of net income or loss and are accounted for in the statement of operations as earnings from Working Interests within Other Income. Cash received from the Working Interests is accounted for as a reduction, while funding contributions into the Working Interest are accounted for as an increase in the carrying value of the working interest on the balance sheet.

  (ii)
  Acquisition of the remaining interest in Lobo-Marte

    On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc.

    As of January 7, 2009, the financial statements of Minera are being consolidated and the previously acquired 40% interest in Lobo-Marte accounted for as an equity investment as at December 31, 2008, of $141.1 million was reclassified to mineral interests.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash and cash equivalents:

	March 31, 2009	December 31, 2008
Cash on hand and balances with banks	$454.3	$334.5
Short-term deposits	132.1	156.1

	$586.4	$490.6

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (ii)
  Inventories:

	March 31, 2009	December 31, 2008
Ore in stockpiles(a)	$70.1	$72.4
Ore on leach pads(b)	20.2	16.8
In-process	26.4	23.2
Finished metal	81.7	74.9
Materials and supplies	330.7	311.5

	529.1	498.8
Long-term portion of ore in stockpiles(a)	(62.6)	(61.7)

	$466.5	$437.1

    (a)
    Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4 (vii).
    (b)
    Ore on leach pads at March 31, 2009, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2017 and at Maricunga in 2025.

  (iii)
  Property, plant and equipment:

	March 31, 2009			December 31, 2008
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties	$3,140.5	$(1,044.2)	$2,096.3	$3,059.5	$(969.3)	$2,090.2

Mineral Interests
Producing properties(c)	$1,278.6	$(302.0)	$976.6	$1,278.8	$(265.6)	$1,013.2
Development properties(d)	514.8	—	514.8	511.2	—	511.2
Exploration properties(d)	1,423.8	—	1,423.8	1,133.4	—	1,133.4

	$3,217.2	$(302.0)	$2,915.2	$2,923.4	$(265.6)	$2,657.8

Total property, plant and equipment	$6,357.7	$(1,346.2)	$5,011.5	$5,982.9	$(1,234.9)	$4,748.0

    (a)
    Capitalized interest included within property, plant and equipment was $1.7 million and $10.5 million during the three months ended March 31, 2009 and 2008, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.
    (b)
    Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.
    (c)
    Included in producing properties is $252.6 million (December 31, 2008 — $163.3 million) related to assets that are not being depreciated.
    (d)
    The amount allocated to development and exploration properties relates to assets that are not being depreciated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (iv)
  Capitalized stripping:

	March 31, 2009			December 31, 2008
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$58.5	$29.6	$88.1	$44.6	$31.9	$76.5
Additions	5.8	7.3	13.1	24.1	14.8	38.9
Amortization(a)	(2.6)	(2.6)	(5.2)	(10.2)	(17.1)	(27.3)

Balance, at period end	$61.7	$34.3	$96.0	$58.5	$29.6	$88.1

    (a)
    Amortization of capitalized stripping costs uses the Units of Production ("UOP") depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

  (v)
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2008	Additions/ Allocations	March 31, 2009
Operating segments
Round Mountain	$58.7	$—	$58.7
Kettle River-Buckhorn	20.9	—	20.9
Kupol	158.8	—	158.8
Paracatu	65.5	—	65.5
Crixás	38.0	—	38.0
La Coipa	124.4	—	124.4
Maricunga	175.9	—	175.9
Other operations	539.7	—	539.7

Total	$1,181.9	$—	$1,181.9

  (vi)
  Long-term investments:

    Long-term investments of $223.8 million include $73.5 million (December 31, 2008 — $168.2 million) of investments accounted for using the equity method, $127.9 million accounted for as a Working Interest (December 31, 2008 — $nil) and $22.4 million of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in Other Comprehensive Income ("OCI"). During the three months ended March 31, 2009, there was a net increase in long-term investments of $37.9 million due primarily to the investments in Harry Winston Diamond Corporation and the Working Interest in the Diavik Diamond mine of $174.2 million reduced by the reclassification of the equity investment in Lobo-Marte of $141.1 million to mineral interests when the remaining 60% interest was acquired.

	March 31, 2009		December 31, 2008
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains (losses) in OCI
Securities in an unrealized gain position	$15.8	$5.8	$2.5	$2.2
Securities in an unrealized loss position	6.6	(2.9)	15.2	(3.7)

	$22.4	$2.9	$17.7	$(1.5)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

	March 31, 2009
Investment in shares carried on an equity basis	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation	$9.4	$10.3	25%
Consolidated Puma Minerals Corporation	2.8	0.9	35%
Brett Resources Inc.	15.0	9.0	25%
Harry Winston Diamond Corporation	46.3	43.8	19.9%

	73.5	64.0

Working Interest in Diavik Diamond mine	127.9	—	22.5%

	$201.4	$64.0

	December 31, 2008
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation	$9.2	$7.0	28%
Consolidated Puma Minerals Corporation	2.9	2.2	35%
Lobo-Marte(a)	141.1	141.1	40%
Brett Resources Inc.	15.0	9.8	26%

	$168.2	$160.1

    (a)
    In January 2009, Kinross acquired the remaining 60% interest in Lobo-Marte, as a result the previously held 40% was re-classified to mineral interests.

  (vii)
  Deferred charges and other long-term assets:

	March 31, 2009	December 31, 2008
Long-term ore in stockpiles(a)	$62.6	$61.7
Deferred charges, net of amortization	1.8	1.8
Long-term receivables	29.3	28.8
Advances on the purchase of capital equipment	3.6	7.6
Deferred acquisition costs and other	4.5	4.3

	$101.8	$104.2

    (a)
    Ore in stockpiles represents low-grade material in ore in stockpiles not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  (viii)
  Other long-term liabilities:

		March 31, 2009	December 31, 2008
Reclamation and remediation obligations	Note 8	$239.5	$236.8
Unrealized fair value of derivative liabilities	Note 6	172.0	166.0
Other long-term liabilities		189.2	183.8

		$600.7	$586.6

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  Consolidated Statements of Operations

  (ix)
  Other income (expense) — net:

		Three months ended March 31,
		2009	2008
Gain on sale of assets and investments — net	Note 4 (x)	$0.5	$11.9
Interest income and other		1.7	8.0
Interest expense(a)		(16.7)	(5.0)
Foreign exchange gains (losses)		5.6	(17.4)
Net non-hedge derivative gains		4.7	22.4

		$(4.2)	$19.9

    (a)
    During the three months ended March 31, 2009, $1.7 million (2008 — $10.5 million) of interest was capitalized to property, plant and equipment. See Note 4 (iii).

  (x)
  Gain on sale of assets and investments — net:

	Three months ended March 31,
	2009	2008
Assets:
Kubaka mine	$—	$11.5
Investments:
Other	0.5	0.4

	$0.5	$11.9

  (xi)
  Equity in gains (losses) of associated companies:

	Three months ended March 31,
	2009	2008
Victoria Gold Corporation (formerly Victoria Resources Corporation)	$(0.5)	$(0.8)
Pamodzi Gold Limited	—	(4.7)
Consolidated Puma Minerals Corporation	(0.2)	(0.3)
Rolling Rock Resources Corporation	—	0.1
Brett Resources Inc.	—	—

	$(0.7)	$(5.7)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  Supplemental cash flow information

  (xii)
  Interest and income taxes paid:

	Three months ended March 31,
	2009	2008
Interest	$8.4	$4.2
Income taxes	$13.0	$12.5

    During the three months ended March 31, 2009, the Company entered into capital leases in the aggregate amount of $0.1 million (March 31, 2008 — $16.5 million).

5.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	March 31, 2009	December 31, 2008
Accumulated other comprehensive income (loss):
Investments(a),(b)	$2.4	$(1.6)
Financial derivatives (note 6)(c),(d)	(178.5)	(162.8)

Accumulated other comprehensive loss, end of the period	$(176.1)	$(164.4)

  (a)
  Includes cumulative translation adjustments of $(0.4) million (2008 — $4.7 million)
  (b)
  Net of tax of $nil (2008 — $nil)
  (c)
  Net of tax of $10.4 million (2008 — $18.9 million)
  (d)
  As a result of adopting EIC-173 (note 2), on January 1, 2009, an adjustment to accumulated other comprehensive income (loss) of $1.6 million was made.

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	March 31, 2009		December 31, 2008
	Asset/ (Liability) Fair Value(b)	AOCI(a)	Asset/ (Liability) Fair Value(b)	AOCI(a)
Interest rate contracts
Interest rate swap	$(11.8)	$(8.9)	$(12.0)	$(9.1)

	(11.8)	(8.9)	(12.0)	(9.1)

Currency contract
Foreign currency forward contracts(c)	(32.5)	(24.0)	(64.3)	(47.7)

	(32.5)	(24.0)	(64.3)	(47.7)

Commodity contracts
Gold and silver forward contracts(d)	(198.1)	(140.3)	(176.8)	(97.4)
Gold contract related to Julietta sale	2.8	—	1.3	—
Energy forward contract(e)	(6.9)	(5.3)	(10.8)	(8.6)
Total return swap	0.1	—	1.0	—

	(202.1)	(145.6)	(185.3)	(106.0)

Total all contracts	$(246.4)	$(178.5)	$(261.6)	$(162.8)

  (a)
  AOCI refers to accumulated other comprehensive income (loss).
  (b)
  Consists of unrealized fair value of derivatives — current — $32.8 million (December 31, 2008 — $23.8 million), unrealized fair value of derivatives — long-term — $5.8 million (December 31, 2008 — $8.7 million), current portion of unrealized fair value of derivative liabilities — $113.0 million (December 31, 2008 — $128.1 million), and unrealized fair value of derivative liabilities long-term — $172.0 million (December 31, 2008 — $166.0 million).
  (c)
  The amount of $26.9 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (d)
  The amount of $20.8 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of the settling the contracts.
  (e)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of the settling the contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at March 31, 2009				As at December 31, 2008
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount	Fair Value
Corporate revolving credit facility	(i	)	Variable	$—	$—	$—	$—	$—	$—
Debt component, senior convertible notes	(iv	)	1.75%	390.1	—	390.1	368.9	386.3	346.8
Kupol project financing	(iii	)	Variable	360.0	—	360.0	345.7	360.0	360.0
Corporate term loan facility	(i	)	Variable	122.7	(1.4)	121.3	113.9	130.2	130.2
Paracatu capital leases	(ii	)	5.62%	39.0	—	39.0	39.0	41.3	41.3
Kupol IFC loan	(iii	)	Variable	—	—	—	—	19.8	19.8
Maricunga capital leases	(ii	)	6.04%	6.5	—	6.5	6.5	8.0	8.0
Kettle River-Buckhorn capital leases	(ii	)	7.70%	0.1	—	0.1	0.1	—	—
Crixás bank loan			Variable	5.3	—	5.3	5.3	5.3	5.3

				923.7	(1.4)	922.3	879.4	950.9	911.4
Less: current portion				(166.4)	—	(166.4)	(166.4)	(167.1)	(167.1)

Long-term debt				$757.3	$(1.4)	$755.9	$713.0	$783.8	$744.3

  (a)
  Includes transaction costs on debt financing.

	Three months ended March 31,
	2009	2008
Interest incurred	$(18.4)	$(15.5)
Less amounts capitalized	1.7	10.5

Interest expense	$(16.7)	$(5.0)

  (i)
  Corporate revolving credit and term loan facilities

    As at March 31, 2009 the Company's credit facility includes a $300.0 million revolving credit facility and a $122.7 million term loan. The revolving credit facility supports Kinross' liquidity and letter of credit needs and matures on August 18, 2010. The term loan matures on February 18, 2012. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

    The credit agreement can be drawn in U.S. or Canadian dollars. During the three months ended March 31, 2009, issue costs related to both facilities, totaling $1.4 million (December 31, 2008 — $1.7 million) were recorded as a reduction of the nominal amount.

    The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at March 31, 2009 letters of credit totaling $143.0 million (December 31, 2008 — $146.0 million) were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The Company's current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this rate, interest charges would be as follows:

Type of Credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

    The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2009 (2008 — $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The Company is in compliance with these covenants.

  (ii)
  Capital leases

    At March 31, 2009, the Company had equipment under capital lease totaling $45.6 million (December 31, 2008 — $49.3 million). Repayments on the capital leases end in 2013.

  (iii)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The long-term land lease is in place. The Company has completed the requirement to pledge the mortgage on this property as security to the lenders.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING; as at March 31, 2009 $135.0 million (December 31, 2008 — $135.0 million) was outstanding. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") and as at March 31, 2009, $225.0 million (December 31, 2008 — $225.0 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The Company and its subsidiary are in compliance with these covenants at March 31, 2009.

    On March 20, 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares by IFC at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million (December 31, 2008 — $19.8 million) was assigned to EastWest Gold Corporation, a subsidiary of Kinross. As the loan is now of an intercompany nature, it is eliminated on consolidation. The $25 million was allocated to common shares commensurate with the issuance of the 3.8 million Kinross shares.

    Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

    As at March 31, 2009, cash of $28.4 million (December 31, 2008 — $10.3 million) has been restricted for payments related to the Project Loan.

  (iv)
  Senior convertible notes

    During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

	March 31, 2009	December 31, 2008
Balance at January 1,	$246.8	$231.6
Additions resulting from acquisitions(a)	—	9.4
Reductions resulting from dispositions(b)	—	(13.4)
Reclamation spending	(2.3)	(10.5)
Accretion and reclamation expenses	4.6	24.7
Asset retirement cost	—	5.0

Balance at period end	249.1	246.8
Less: current portion	(9.6)	(10.0)

Balance at period end	$239.5	$236.8

  (a)
  Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp.
  (b)
  Reflects the disposition of the Kubaka mine in January 2008 and the Julietta mine in August 2008.

9.     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

  On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Convertible Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than KGUSA are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

9.     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY (Continued)

  As a result of the above, the previous carrying value of $10.1 million, was reduced to $nil at March 31, 2009.

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the three months ended March 31, 2009 is as follows:

	Three months ended March 31, 2009
	Number of shares	Amount
	(000's)
Common shares
Balance, January 1,	659,438	$5,779.2
Issued (cancelled):
On acquisition of Lobo-Marte	5,605	102.9
Equity issuance	24,035	396.4
Under employee share purchase plan	58	1.1
Under stock option and restricted share plan	1,085	16.6
Under Aurelian options	392	6.7
Under Bema options	53	0.6
Under Echo Bay options	1	—
Conversions:
Bema warrants	3,782	57.7

Balance at period end	694,449	$6,361.2

Common share purchase warrants(a)
Balance, January 1,	28,507	$93.8
Conversion of Bema warrants	(3,782)	(32.7)

Balance at period end	24,725	$61.1

Total common share capital and common share purchase warrants		$6,422.3

  (a)
  See below for discussion of the warrants.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the three months ended March 31, 2009 are as follows:

	(000's)(a)	Weighted average exercise price (CAD$)
Canadian $ denominated common share purchase warrants
Balance, January 1, 2009(b)	24,392	$30.17
Issued	—	—
Exercised	—	—

Balance, March 31, 2009	24,392	$30.17

	(000's)(a)	Weighted average exercise price ($)
US $ denominated common share purchase warrants
Balance, January 1, 2009(b)	4,115	$6.76
Issued	—	—
Exercised	(3,782)	6.61

Balance, March 31, 2009(b)	333	$8.46

  (a)
  Represents share equivalents of warrants.
  (b)
  This balance consists of 11.3 million Bema warrants outstanding that were convertible into 5.0 million Kinross shares plus CAD$0.01 per Bema warrant.

  Capital Management

        Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure that all bank covenant ratios are complied with

  •
  Minimize counterparty credit risk

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	March 31, 2009	December 31, 2008
Long-term debt	$755.9	$783.8
Current portion of long-term debt	$166.4	$167.1
Total debt	$922.3	$950.9
Equity	$5,370.2	$4,776.9
Gross debt / equity ratio	17.2%	19.9%
Company target	0 - 30%	0 - 30%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

	March 31, 2009	December 31, 2008
Operating Cashflow:
Rolling 12 month cash flow from Operating Activities	$532.7	$443.6
Add Back:
Rolling 12 month cash interest paid	$53.9	$49.7
Rolling 12 month cash income tax paid	$75.8	$75.3

Rolling 12 month operating cash flow	$662.4	$568.6

Rolling 12 month cash interest paid	$53.9	$49.7
Interest coverage ratio	12.3:1	11.4:1
Company target ratio	> 5.0:1	> 5.0:1

11.  STOCK-BASED COMPENSATION

  Stock options

  There were 1,177,938 options granted during the three months ended March 31, 2009. The Black-Scholes weighted average assumptions for the three months ended March 31, 2009 relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.34%, 50.0%, 1.7%, and 3.5 years, respectively. The weighted average fair value per stock option granted for the three months ended March 31, 2009, was CAD$8.80.

  A summary of the status of the stock option plan and changes during the three months ended March 31, 2009 are as follows:

Canadian $ denominated options	2009
	(000's)	Weighted average exercise price ($CAD)
Balance, January 1,	8,293	$16.22
Exercised	(1,159)	10.48
Granted	1,178	23.74
Forfeited	(58)	22.01

Outstanding at March 31,	8,254	$18.06

  Restricted share units

  During the first quarter of 2009, 822,078 restricted share units were issued.

  Restricted performance share units

  In 2009, the Company implemented a restricted performance share unit plan ("RPSUs"). The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. In addition, the award for 2009 may be increased by 200% based on additional criteria. In 2009, 48,590 RPSUs were granted.

12.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. In 2008, the Kinam Gold Inc. preferred shares and convertible notes were reflected in diluted earnings per share by application of

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

12.  EARNINGS PER SHARE (Continued)

  the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended March 31,
(Number of common shares in thousands)	2009	2008
Basic weighted average shares outstanding:	680,283	613,805
Weighted average shares dilution adjustments:
Dilutive stock options(a)	2,068	981
Restricted share units	1,699	1,294
Restricted performance share units	19	—
Common share purchase warrants(a)	2,221	3,012

Diluted weighted average shares outstanding	686,290	619,092

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	3,162	1,189
Common share purchase warrants	24,393	—
Kinam preferred shares	—	331
Convertible notes	16,152	20,109

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three months ended March 31, 2009 and 2008 the average share price used was $17.37 and $22.88 per share, respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three months ended March 31, 2009 and 2008.

13.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating segments. Properties that are under care and maintenance, are shut down and are in reclamation and, non-mining and other operations are reported in Corporate and other.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

13.  SEGMENTED INFORMATION (Continued)

  The following tables set forth information by segment.

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at March 31, 2009
Three months ended March 31, 2009
Operating segments
Fort Knox	$45.1	$33.2	$0.4	$5.7	$0.2	$—	$5.6	$23.3	$335.0
Round Mountain	46.5	26.0	0.4	4.7	0.1	—	15.3	8.6	236.7
Kettle River-Buckhorn	32.1	10.8	0.3	10.1	0.3	—	10.6	7.7	361.4
Kupol	228.5	57.2	0.4	55.6	0.6	—	114.7	6.5	1,583.6
Paracatu	65.4	48.0	0.3	10.6	—	1.6	4.9	10.3	1,252.3
Crixás	12.1	5.8	—	1.9	0.8	0.3	3.3	6.6	114.0
La Coipa	51.4	22.0	2.1	17.0	0.4	0.1	9.8	4.0	416.0
Maricunga	51.6	31.5	0.2	4.5	0.2	—	15.2	7.0	527.3
Non-operating segments
Fruta del Norte	—	—	—	0.1	0.6	2.0	(2.7)	0.3	1,027.9
Cerro Casale	—	—	—	—	—	0.3	(0.3)	3.6	889.5
Corporate and other(d)	—	—	0.5	1.0	7.8	26.5	(35.8)	0.4	1,189.4

Total	$532.7	$234.5	$4.6	$111.2	$11.0	$30.8	$140.6	$78.3	$7,933.1

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2008
Three months ended March 31, 2008
Operating segments
Fort Knox	$71.2	$35.3	$0.2	$7.1	$0.2	$0.1	$28.3	$16.8	$315.8
Round Mountain	54.8	26.0	0.4	5.9	0.3	—	22.2	8.2	228.2
Kettle River-Buckhorn	—	—	0.2	0.1	0.4	1.2	(1.9)	7.8	362.5
Kupol	—	—	0.2	—	0.6	—	(0.8)	38.9	1,476.3
Paracatu	39.5	19.2	0.3	3.2	0.1	1.0	15.7	103.3	1,241.0
Crixás	18.4	5.9	0.1	2.4	0.1	0.1	9.8	3.5	120.4
La Coipa	73.3	36.1	2.0	12.0	1.1	0.5	21.6	3.8	408.5
Maricunga	57.6	34.1	—	3.9	—	—	19.6	5.4	525.5
Julietta(e)	15.1	11.7	0.1	2.6	0.2	—	0.5	1.0	—
Non-operating segments
Fruta del Norte	—	—	—	—	—	—	—	—	1,043.3
Cerro Casale	—	—	—	—	—	—	—	—	884.8
Corporate and other(d)	0.3	—	0.7	0.6	8.9	23.3	(33.2)	1.8	781.2

Total	$330.2	$168.3	$4.2	$37.8	$11.9	$26.2	$81.8	$190.5	$7,387.5

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  Includes corporate, shutdown operations and other non-core operations.
  (e)
  Julietta was sold in August 2008.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three months ended March 31,
(in millions of United States dollars)

14.  CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2009
(unaudited)

The March 31, 2009 and 2008 unaudited interim consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2009 and 2008 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross' unaudited interim consolidated financial statements prepared in accordance with CDN GAAP.

Reconciliation of Net Earnings and Comprehensive Income

	For the three months ended March 31
(unaudited — expressed in millions of United States dollars, except share and per share amounts)	2009	2008
Net Earnings under Canadian GAAP	$76.5	$70.9
US GAAP Adjustments:
Non-controlling interest — Note 1(f)	26.1	—
Amortization of derivative gains in property, plant and equipment — Note 1(e)	0.1	—
Fair value of Canadian dollar denominated share purchase warrants — Note 1(d)	3.1	—
Capitalized stripping costs — Note 1(b)	(7.9)	(2.3)
Tax impact of the above adjustments	1.9	0.6

Net Earnings under US GAAP	$99.8	$69.2
Attributable to non-controlling interest	(26.1)	—

Attributable to common shareholders	$73.7	$69.2

Other Comprehensive Income (loss)
Other comprehensive loss under Canadian GAAP	(13.3)	(147.5)
Non-controlling interest — Note 1(f)	—	—
Adjustment for Derivative Instruments — Note 1(e)	(1.5)	10.1

Comprehensive Income (loss) under US GAAP	$58.9	$(68.2)
Attributable to non-controlling interest	—	—

Attributable to common shareholders of the Company	$58.9	$(68.2)

EPS under US GAAP attributable to common shareholders
Basic Earnings per Share[1]	$0.11	$0.11
Diluted Earnings per Share[1]	$0.11	$0.11

1
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

1

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2009
(unaudited)

US GAAP Condensed Balance Sheets

	As at March 31, 2009			As at December 31, 2008
(expressed in millions of United States dollars, except share and per share amounts)	CDN GAAP	US GAAP Adjustments	US GAAP	CDN GAAP	US GAAP Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Current assets — Notes 1(b),(g)	$1,397.9	$(14.4)	$1,383.5	$1,124.9	$(14.3)	$1,110.6
Property, plant and equipment — Notes 1(b),(e)	5,011.5	(51.5)	4,960.0	4,748.0	(41.3)	4,706.7
Other non-current assets — Notes 1(a),(b),(g),(k)	1,523.7	28.0	1,551.7	1,514.6	27.3	1,541.9

	$7,933.1	$(37.9)	$7,895.2	$7,387.5	$(28.3)	$7,359.2

Current liabilities — Note 1(d)	$529.6	$105.8	$635.4	$551.5	$(1.4)	$550.1
Other non-current liabilities — Notes 1(a),(e),(g)	1,951.0	28.9	1,979.9	1,992.7	16.8	2,009.5
Non-controlling interest — Note 1(f)	82.3	(82.3)	—	56.3	(56.3)	—
Convertible preferred shares of subsidiary company	—	—	—	10.1	—	10.1
Equity
Non-controlling interest — Note 1(f)	—	82.3	82.3	—	56.3	56.3
Common shareholders' equity — Notes 1(a) — 1(m)	5,370.2	(172.6)	5,197.6	4,776.9	(43.7)	4,733.2

	$7,933.1	$(37.9)	$7,895.2	$7,387.5	$(28.3)	$7,359.2

Reconciliation of Shareholders' Equity

	As at
(expressed in millions of United States dollars, except share and per share amounts)	March 31, 2009	December 31, 2008
	(unaudited)
Common Shareholders' Equity under Canadian GAAP	$5,370.2	$4,776.9
Adjustments for:
Inventory adjustment — Note 1(g)	(9.8)	(9.8)
Fair value of Canadian dollar denominated share purchase warrants — Note 1(d)	(105.2)	—
Capitalized stripping costs — Note 1(b)	(82.6)	(76.6)
Fair value of derivatives — Note 1(e)	—	16.2
Adoption of SFAS 160 — Note 1(f)	82.3	56.3
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(k)	0.6	0.6
Derivative instruments — Note 1(e)	29.3	30.8
Other	(4.9)	(4.9)

Equity under US GAAP	$5,279.9	$4,789.5

2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2009
(unaudited)

Certain comparative information has been reclassified to conform to the current year's presentation.

Statements of Cash Flows

The consolidated statements of cash flows prepared in accordance with CDN GAAP present substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs are different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $13.1 million for the three months ended March 31, 2009 (March 31, 2008 — $8.4 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown in the operating section of the cash flow statement.

Notes to the US GAAP Reconciliation

Note 1 — Adjustments from Canadian GAAP

Current period adjustments

(a)
On January 1, 2009, the Company adopted FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Once adopted, FSP APB 14-1 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of FSP APB 14-1 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008.

  The adoption of FSP APB 14-1 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

  Under CDN GAAP, transaction costs are recorded against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at March 31, 2009, the net deferred charge recorded was $9.5 million (December 31, 2008 — $9.6 million). The amortization of the transaction costs is reflected in earnings under CDN GAAP.

  Earnings under Canadian GAAP for 2008 reflect the requirements of APB 14-1. As a result, no adjustments to Canadian GAAP earnings were required for the three months ended March 31, 2008.

  As at March 31, 2009, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2008 — $76.6 million). The discount on the liability will be amortized over approximately four years to March 2013. For the first quarter of 2009, $5.9 million in interest was recorded, of which $3.9 million relates to the amortization of the discount on the liability. In the first quarter of 2008, $4.0 million was recorded in interest with $2.6 million related to the amortization of the discount on the liability. As a result of adopting FSP APB 14-1, the effective interest rate increased to 5.9%.

(b)
On January 1, 2006, Kinross adopted the Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry" ("EITF 04-6"), which differs from the Canadian Guidance Emerging Issues Committee EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). Under EITF 04-6, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. For the three months ended March 31, 2009, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $6.0 million, net of taxes of $1.9 million (March 31, 2008 — $1.7 million, net of taxes of $0.6 million).

3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2009
(unaudited)

(c)
On January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"), for Canadian GAAP, which requires the quantification of the impact of credit risk when calculating the fair value of financial assets and liabilities including derivatives. EIC 173 harmonizes the accounting treatment with SFAS 157, "Fair Value Measurements" ("SFAS 157"), which the Company adopted on January 1, 2008. Prior to the implementation of SFAS 157 and EIC-173, the Company considered the impact of credit risk on a qualitative basis only. For 2009, the impact of this standard is reflected in our accounts under Canadian GAAP. For the full year 2008, the impact of adopting SFAS 157 was an increase of Other income (expense) of $14.6 million, net of taxes of $nil, a decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million, a decrease in the long-term portion of the Unrealized fair value of derivative liabilities of $13.0 million, an increase in the current portion of Unrealized fair value of derivative assets of $0.1 million, an increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million, and an increase in Accumulated other comprehensive income (loss) ("AOCI") of $1.6 million net of taxes of $0.4 million.

(d)
On January 1, 2009, the Company adopted EITF No. 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under SFAS 133. The adoption of EITF 07-5 affects the accounting for the CAD$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP is recognized as an adjustment to the opening balance of retained earnings as at January 1, 2009 of $39.4 million with a corresponding increase in Share Purchase Warrant-Liability. For the three months ended March 31, 2009, there is a increase in Other income (expense) of $3.1 million with a corresponding decrease in Share Purchase Warrant-Liability and a reclassification of $68.9 million from Share Purchase Warrants to Share Purchase Warrant-Liability.

(e)
Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against capital, if that was the hedged risk, whereas with US GAAP hedge gains are recorded in OCI. The application of SFAS 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133") would have resulted in an increase as at March 31, 2009 to AOCI of $29.3 million before consideration of amortization (December 31, 2008 — $30.8 million), an increase of $15.1 million in the deferred income tax liability (December 31, 2008 — $15.9 million) and a corresponding $44.4 million increase in plant, property and equipment (December 31, 2008 — $46.7 million). The impact on OCI was $1.5 million for the three months ended March 31, 2009 (March 31, 2008 — $10.1 million). Amortization of property, plant and equipment for the three months ended March 31, 2009 was $0.1 million (2008 — $nil) with a corresponding impact on OCI of $0.1 million.

(f)
On January 1, 2009, the Company adopted SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of SFAS 160 were applied retrospectively. The adoption of SFAS 160 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

4

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2009
(unaudited)

Adjustments with no current period impact

(g)
On January 1, 2008, the Company adopted CICA HB section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes of $3.4 million. For the first three months of 2009, none of this inventory was sold, while $1.5 million of this inventory was sold in 2008, subsequent to March 31, 2008, with associated taxes of $0.3 million.

(h)
In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD$200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD$195.6 million) and accrued interest of $2.0 million (CAD$2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA HB Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, the accumulated deficit would decrease by $32.0 million along with a decrease to contributed surplus for the same amount.

(i)
CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

(j)
Prior to the introduction of CICA HB section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there was no longer a difference resulting from the two standards.

(k)
Echo Bay Mines Ltd ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

5

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2009
(unaudited)

  Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income ("OCI"), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

  For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at March 31, 2009 and December 31, 2008, the additional goodwill remained at $0.6 million under US GAAP.

(l)
Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at March 31, 2009 and December 31, 2008, the application of US GAAP would result in a decrease in common share capital of $1.1 million and a corresponding reduction in accumulated deficit.

(m)
SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123" ("SFAS 148") is similar to the Canadian accounting standard, CICA HB Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which was adopted in 2004. Accordingly, there is no CDN and US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening balance of Accumulated deficit with an offsetting adjustment to contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

Note 2 — Stock-based compensation

Total stock-based compensation expense was $7.6 million and $5.1 million for the three months ended March 31, 2009 and 2008. As at March 31, 2009, there was $17.5 million of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 3.0 years.

Note 3 — Fair value measurement disclosures

In 2008, the Company adopted SFAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of SFAS 157 did not change the valuation techniques that the company uses to value these assets and liabilities. The Company has elected to present information for derivative instruments on a net basis.

6

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three months ended March 31, 2009
(unaudited)

The fair value hierarchy established by SFAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2009 include (in millions of United Stated dollars):

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-sale securities	$22.4	$—	$—	$22.4
Embedded derivatives	—	2.8	—	2.8
Derivative instruments	—	(354.4)	—	(354.4)

	$22.4	$(351.6)	$—	$(329.2)

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale securities:

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by SFAS 157.

Derivative instruments:

The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates or other observable factors and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by SFAS 157.

Embedded derivatives:

The fair value of embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by SFAS 157.

7

Note 4 — Financial instruments

From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices. The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

As a part of the sale of the Julietta mine, a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010.

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase the Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

A total return swap (TRS) was engaged during the fourth quarter of 2008 as an economic hedge of the company's deferred share units (DSU). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At March 31, 2009, 100% of the DSUs were economically hedged, although hedge accounting was not engaged.

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at March 31, 2009, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

8

The following tables provide additional details of our financial instruments.

	Asset derivatives
	March 31, 2009
	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Statement 133
Interest rate contracts
Interest rate swap	Unrealized fair value of derivative assets — current	—
Currency contract
Foreign currency forward contracts	Unrealized fair value of derivative assets — current	1.0
Commodity contracts
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	4.2
Energy forward contract	Unrealized fair value of derivative assets — current	0.1

		5.3

Derivatives not designated as hedging instruments under Statement 133
Gold contract related to Julietta sale	Unrealized fair value of derivative assets — current	1.3
Total return swap	Unrealized fair value of derivative assets — current	0.1
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	26.1

		27.5

Total derivatives in current assets		32.8

Derivatives designated as hedging instruments under Statement 133
Interest rate contracts
Interest rate swap	Unrealized fair value of derivative assets	—
Currency contract
Foreign currency forward contracts	Unrealized fair value of derivative assets	3.7
Commodity contracts
Gold and silver forward contracts	Unrealized fair value of derivative assets	0.6
Energy forward contract	Unrealized fair value of derivative assets	—

		4.3

Derivatives not designated as hedging instruments under Statement 133
Gold contract related to Julietta sale	Unrealized fair value of derivative assets	1.5
Total return swap	Unrealized fair value of derivative assets	—
Gold and silver forward contracts	Unrealized fair value of derivative assets	—

		1.5

Total derivatives in long-term assets		5.8

Total derivatives in assets		38.6

9

	Liability derivatives
	March 31, 2009
	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Statement 133
Interest rate contracts
Interest rate swap	Unrealized fair value of derivative liabilities — current	—
Currency contract
Foreign currency forward contracts	Unrealized fair value of derivative liabilities — current	37.2
Commodity contracts
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	43.3
Energy forward contract	Unrealized fair value of derivative liabilities — current	6.9

		87.4

Derivatives not designated as hedging instruments under Statement 133
Gold contract related to Julietta sale	Unrealized fair value of derivative liabilities — current	—
Total return swap	Unrealized fair value of derivative liabilities — current	—
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	25.6
Canadian dollar denominated share purchase warrants	Unrealized fair value of derivative liabilities — current	105.2

Total derivatives in current liabilities		218.2

Derivatives designated as hedging instruments under Statement 133
Interest rate contracts
Interest rate swap	Other long-term liabilities	11.8
Currency contract
Foreign currency forward contracts	Other long-term liabilities	—
Commodity contracts
Gold and silver forward contracts	Other long-term liabilities	160.2
Energy forward contract	Other long-term liabilities	—

		172.0

Derivatives not designated as hedging instruments under Statement 133
Gold contract related to Julietta sale	Other long-term liabilities	—
Total return swap	Other long-term liabilities	—
Gold and silver forward contracts	Other long-term liabilities	—

Total derivatives in long-term liabilities		172.0

Total derivatives in liabilities		390.2

10

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Loss Reclassified from AOCI Into Income Three Months Ended March 31, 2009 (Effective portion)
Derivatives in Statement 133 Cash Flow Hedging Relationships
Interest rate contracts
Interest rate swap	0.2	Other income (expense) — net	—
Currency contract
Foreign currency forward contracts	16.3	Cost of sales	(13.6)
Foreign currency forward contracts	(1.1)	General and administrative	—
Commodity contracts
Gold and silver forward contracts	(48.3)	Metal sales	(5.4)
Energy forward contracts	0.8	Cost of sales	(3.4)

	(32.1)		(22.4)

	Location of Gain or (Loss) Recognized in Income on Derivative	Three Months Ended March 31, 2009
Derivative Not Designated as Hedging Instruments under Statement 133
Interest rate swap	Other income (expense) — net	(1.0)
Foreign currency forward contracts	Other income (expense) — net	0.4
Gold contract related to Julietta sale	Other income (expense) — net	1.5
Total return swap	Other income (expense) — net	0.1
Fair value of Canadian dollar denominated share purchase warrants	Other income (expense) — net	3.1

		4.1

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	Other income (expense) — net	3.7

11

The following table provides a summary of derivative contracts outstanding at March 31, 2009:

	2009	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	156,060	219,000	319,660	74,075	768,795
Average price	646.32	642.30	621.24	674.44	637.45

Gold forward buy contracts (ounces)	156,060	—	—	—	156,060
Average price	797.61	—	—	—	797.61

Silver forward sell contracts (ounces 000s)	2,700	3,600	3,600	—	9,900
Average price	10.71	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000s)	2,700	—	—	—	2,700
Average price	10.46	—	—	—	10.46

Foreign currency
Brazil reias forward buy contracts (in millions of U.S. dollars)	119.7	60.0	—	—	179.7
Average price	1.86	2.50	—	—	2.07

Chilean pesos forward buy contracts (in millions of U.S. dollars)	53.5	24.0	—	—	77.5
Average price	529.66	699.16	—	—	582.15

Russian roubles forward buy contracts (in millions of U.S. dollars)	24.3	—	—	—	24.3
Average price	25.02	—	—	—	25.02

Canadian dollar forward buy contracts (in millions of U.S. dollars)	28.7	—	—	—	28.7
Average price	1.25	—	—	—	1.25

Energy
Oil forward buy contracts (barrels)	176,000	—	—	—	176,000
Average price	92.49	—	—	—	92.49

Note 5 — Contingencies

General

Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows. The Company has settled various litigation.

Aurelian Warrant Litigation

On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's

12

four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at March 31, 2009 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

Brazil

In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. As at March 31, 2009 the amount was $63.5 million (December 31, 2008 — $63.9 million). The Company does not believe that the basis for the current assessment would result in any potential liability in respect of any periods prior to the 2003 tax year or subsequent to the 2004 tax year.

Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $6.4 million (December 31, 2008 — $6.2 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $92.9 million (December 31, 2008 — $88.1 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $34.8 million (December 31, 2008 — $34.3 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $21.4 million (December 31, 2008 — $21.1 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

Note 6 — Accounting standard adoptions

On January 1, 2009, the Company adopted SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after

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December 15, 2008, which was the beginning of the 2009 fiscal year for the Company. The adoption of SFAS 141R did not have an impact on the consolidated financial statements, since there were no business combinations during the quarter ended March 31, 2009.

On January 1, 2009, the Company adopted SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"), which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. Other than the required disclosures (see note 4) the adoption of SFAS 161 had no impact on the consolidated financial statements.

On January 1, 2009, the Company adopted FSP FAS No. 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies" ("FSP FAS 141(R)-1"). FSP FAS 141-1(R)-1 applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. FSP FAS 141(R)-1 requires that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with SFAS No. 5, "Accounting for Contingencies," are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of FSP FAS 141(R)-1 did not have an impact on the consolidated financial statements, since there were no business combinations during the quarter ended March 31, 2009.

On January 1, 2009, the Company adopted EITF Issue 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), concurrently with the adoption of SFAS 141(R) and SFAS 160. The intent of EITF 08-6 is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of FAS 141(R) and FAS 160. The adoption of EITF 08-6 did not have an impact on the consolidated financial statements.

Note 7 — Recently issued accounting pronouncements

On April 9, 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP 115-2 and FAS 124-2") which modifies the other-than-temporary impairment guidance for debt securities through increased consistency in the timing of impairment recognition and enhanced disclosures related to the credit and noncredit components of impaired debt securities that are not expected to be sold. In addition, increased disclosures are required for both debt and equity securities regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. FSP FAS 115-2 and FAS 124-2 will be effective for interim and annual reporting periods that end after June 15, 2009. The Company is currently evaluating the impact, if any, that the adoption of FSP FAS 115-2 and FAS 124-2 will have on the consolidated financial statements.

On April 9, 2009, the FASB issued FSP FAS No. 107-1 and APB Opinion No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB Opinion 28-1") which requires fair value disclosures for all financial instruments whether recognized or not in the statement of financial position. With the issuance of FSP FAS 107-1 and APB Opinion 28-1, on a quarterly basis quantitative and qualitative information will be required to be disclosed about the fair value estimates for all financial instruments. FSP FAS 107-1 and APB Opinion 28-1 will be effective for interim reporting periods that end after June 15, 2009. The Company is currently evaluating the impact, if any, that the adoption of FSP FAS 107-1 and APB Opinion 28-1 will have on the consolidated financial statements.

On April 9, 2009, the FASB issued FSP FAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4") which clarifies the methodology used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. FSP FAS 157-4 also reaffirms the objective of fair value measurement, as stated in SFAS 157 which is to reflect how much an asset would be sold for in an orderly transaction. It also reaffirms the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive. FSP FAS 157-4 will be applied prospectively and will be effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact, if any, that the adoption of FSP FAS 157-4 will have on the consolidated financial statements.

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Other information

(a)
The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(b)
Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP does not need to be included in the US GAAP Note. Each of the joint ventures qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

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  Exhibit 99.1
Management's Discussion and Analysis for the three months ended March 31, 2009
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, (in millions of United States dollars)
KINROSS GOLD CORPORATION Reconciliation to Generally Accepted Accounting Principles in the United States For the three months ended March 31, 2009 (unaudited)
KINROSS GOLD CORPORATION Reconciliation to Generally Accepted Accounting Principles in the United States For the three months ended March 31, 2009 (unaudited)